UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 1

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                       AMERICAN NATURAL ENERGY CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

        Oklahoma                                          73-1605215
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

7030 South Yale, Suite 404, Tulsa, Oklahoma                      74136
--------------------------------------------                   ----------
(Address of principal executive offices)                       (Zip Code)

                     Issuer's telephone number 918-481-1440
                                               ------------

        Securities to be registered pursuant to Section 12(b) of the Act.

  Title of Each Class                  Name of Each Exchange on Which Registered

                                      None
         ------------------------------------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act.

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                                -----------------

                                     PART I
                                     ------

                                                                            Page

Item 1.           Description of Business..................................    4

Item 2.           Management's Discussion and Analysis or Plan
                  of Operation.............................................   16

Item 3.           Description of Property..................................   33

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management...............................................   34

Item 5.           Directors and Executive Officers, Promoters and Control
                  Persons..................................................   35

Item 6.           Executive Compensation...................................   37

Item 7.           Certain Relationships and Related Transactions...........   39

Item 8.           Description of Securities................................   40

                                     PART II
                                     -------

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and Related Stockholder Matters............   41

Item 2.           Legal Proceedings........................................   43

Item 3.           Changes in and Disagreements with Accountants............   43

Item 4.           Recent Sales of Unregistered Securities..................   44

Item 5.           Indemnification of Directors and Officers................   46

                                    PART F/S
                                    --------

                                    PART III
                                    --------

Item 1.           Index to Exhibits........................................   46

Item 2.           Description of Exhibits..................................   46

                                     PART I
                                     ------

ITEM 1.  DESCRIPTION OF BUSINESS

         American Natural Energy Corporation is engaged in the acquisition, development, exploitation and production of oil and natural gas. Prior to December 31, 2001, our activities, conducted entirely through our predecessor, Gothic Resources Inc., were not significant. During the three years prior to June 30, 2002, our principal activities involved very limited oil and natural gas exploration in the southern United States. In years prior to then, we also invested in shares of other public oil and gas exploration companies resulting in material capital gains. Since December 31, 2001, we have engaged in several transactions which we believe will enhance our oil and natural gas development, exploitation and production activities and our ability to finance further activities. On December 31, 2001, we acquired the oil and natural gas properties and related assets of Couba Operating Company and, on January 22, 2002, we completed a corporate reorganization which resulted in our domestication as a corporation into the U.S. from Canada. Our parent corporation is now an Oklahoma corporation.

         As of December 31, 2001 and June 30, 2002, we had no properties producing commercial quantities of oil or natural gas and, because of economic and other possible uncertainties relating to the interests we owned as of June 30, 2002, no proven reserves had been attributed to our properties.

         Unless the context otherwise requires, references to us in this registration statement includes American Natural Energy Corporation, an Oklahoma corporation, and our wholly-owned subsidiary, Gothic Resources Inc., a corporation organized under the Canada Business Corporation Act. References to Gothic refer exclusively to our wholly-owned subsidiary, Gothic Resources Inc. and references to ANEC refer exclusively to our parent corporation, American Natural Energy Corporation, organized under the laws of Oklahoma.

         Since 1999 and through December 2001, our activities, which were conducted through Gothic, involved limited oil and gas exploration and development activities in the southern United States and acquiring certain other oil and gas investments. Gothic may be deemed a predecessor of ANEC.

         THE COUBA TRANSACTION

         On December 31, 2001, we acquired the assets and capital stock of Couba Operating Company ("Couba"). Couba, organized in 1993, was primarily engaged in the production of oil from properties located in St. Charles Parish, Louisiana. Couba's principal acreage is the subject of a lease (the "Bayou Couba Lease") under which Couba owned a 72% working interest in 1,319.991 gross acres. There are 58 well bores of varying depths located on the property. Production from the wells commenced in 1941 and only oil and non-commercial quantities of natural gas were produced. Natural gas has never been produced in commercial quantities, and all gas production wells from the original development of the property were plugged.

         In early 2000, Couba had depleted its borrowing availability under a bank line of credit and had insufficient capital to continue in operations. On March 14, 2000, an involuntary Chapter 7 Bankruptcy Petition was filed against Couba in the United States Bankruptcy Court for the Western District of Oklahoma. In April 2000, the case was converted to a Chapter 11 debtor in possession proceeding. During the pendency of the proceeding, Couba maintained nominal production from four wells on the Bayou Couba Lease in order to maintain in effect the lease to the property.

         On May 1, 2001, we joined with Couba in submitting to the Bankruptcy Court a plan of reorganization whereby we would acquire substantially all the assets and capital stock of Couba. Couba's only assets at the time were its physical oil and gas facilities and it had no other business activities, employees, customers or rights. The plan, as finally confirmed by the Court on November 16, 2001, provided for the following:

     o we acquired substantially all the assets of Couba and its outstanding capital stock,
     o   we paid approximately $2.1 million in cash,
     o we assumed approximately $3.8 million of senior secured bank debt. On March 12, 2003, the final documentation relating to this indebtedness was executed with the lender. Concurrently with executing the loan documentation, we repaid $2.25 million of principal and interest and, as of that date, there remained owing approximately $1.7 million. The remaining indebtedness is secured by a subordinated lien against our assets.
     o   we assumed $204,000 of other additional secured liabilities of Couba,
     o we agreed that the holders of unsecured claims aggregating approximately $4.9 million would receive payment of 100% of their allowed claim out of a net profits interest and overriding royalty in the production from existing wells on the Bayou Couba Lease and new wells drilled on an area of mutual interest covering an approximately
         23.5 square mile area outside the area covered by the Bayou Couba Lease. The net profits interest and overriding royalty provide that such creditors will be allocated 50% of the net profits from production from the workover of wells existing on December 31, 2001 on the Bayou Couba Lease acreage and 15% of the net profits from production from the drilling after December 31, 2001 of new wells on the Bayou Couba Lease acreage and 6% of the net profits from production from drilling after December 31, 2001 of new wells on the area of mutual interest, and
     o we agreed that, after repayment to us of 200% of all costs of bankruptcy, drilling, development and field operations from net revenues of the Bayou Couba Lease and the area of mutual interest, the former holders of equity securities of Couba Operating Company will be entitled to a reversionary interest in the wells in the Bayou Couba Lease equal to 25% of the working interest obtained by us directly from Couba Operating Company at the time of confirmation and as a result of the plan of reorganization of Couba Operating Company.

The principal asset of Couba is the Bayou Couba lease. The lessor is ExxonMobil Corp. and the lease is held by production of oil and gas on the property. We further agreed as part of the plan to expend up to $1.1 million to restore existing wells on the property to production, which amount we had expended as of the end of the third quarter of 2002, and to evaluate the advisability of drilling new wells.

         In addition, the Couba assets we acquired include a gathering system covering approximately 25 miles located on the Bayou Couba Lease, used solely as a production collection system among the wells on the leased property leading to a product distribution point, and various production facilities, geological data, well logs and production information. The information includes 3-D seismic information completed in 1997. The seismic information relates to an area of approximately 23.5 square miles that includes the Bayou Couba lease, among other acreage.

         The 23.5 square mile area, but excluding the Bayou Couba leased acreage, is the subject of a further area of mutual interest agreement with a non-affiliated party whereby we are entitled to a minimum interest of 75% in any acreage acquired by either party in the area, and we and the other party bear our proportionate share of the costs of developing the area. The other party to the agreement has certain licensing rights with respect to our 3-D seismic information and is entitled to receive copies of the information.

         In February 2002, we leased 1,729 acres from the State of Louisiana giving us in excess of 3,000 acres under lease, all within the boundaries of the proprietary 3-D seismic data. The acreage that is the subject of the lease with the State of Louisiana is also not included within the area of mutual interest agreement with the non-affiliated party.

         In November 2002, we entered into a joint development agreement with ExxonMobil Corp. relating to both our Bayou Couba leasehold properties and additional properties owned by ExxonMobil Corp. The agreement creates an area of mutual interest ("AMI") covering approximately 8,400 acres, all within the 23.5 square mile 3-D seismic area and calls for both parties to make available for development, leases and/or mineral interests each owns within the AMI. Both parties may propose wells for drilling and the non-proposing party may elect whether or not to participate, with that election affecting only the proposed location. If both parties elect to participate in the proposed well, the interest in the well will be shared equally. Each party is responsible for its share of costs to develop the acreage within the AMI. Operations of the wells are at the election of the ExxonMobil Corp. but we anticipate that we will drill and operate most wells within the AMI. As is described under Item 2, Part I, Management's Discussion and Analysis or Plan of Operation, How We Have Financed Our Activities, Recent Financings in this registration statement, in March 2003, we assigned a 10% participation interest in this AMI to TransAtlantic Petroleum
(USA) Corp.. in partial consideration for a $2.0 million financing.

         In February 2003, we commenced drilling of the first of four planned well locations on the Bayou Couba properties and by March 31, 2003, we had completed the drilling of two wells both of which had been cased and were being evaluated. Drilling of the third well on the property commenced on April 10,

2003. Drilling of the fourth well commenced in May 2003 with both wells being completed in June 2003. Production from all four (2.06 net) wells is approximately 950 (315 net) barrels of oil per day at June 30, 2003.

         JANUARY 2002 CORPORATE REORGANIZATION

         On January 22, 2002, we completed a corporate reorganization. At a meeting held on January 18, 2002, the shareholders of Gothic approved an arrangement under Section 192 of the Canada Business Corporations Act whereby the shareholders of Gothic voted to exchange all their common shares for shares of ANEC. The effect of the reorganization was that Gothic, which had formerly been the parent corporation of ANEC, became its wholly-owned subsidiary and ANEC became the parent corporation. The shareholders of Gothic tendered their share certificates and received a like number of shares of ANEC. All outstanding warrants and options to purchase shares of Gothic now represent the right to purchase shares of ANEC on substantially the identical terms and conditions. The shares of Gothic are no longer listed on the Canadian Venture Exchange, Inc. and in their place, the shares of ANEC are now listed on that exchange, quoted and traded in U.S. dollars under the symbol ANR.U.

         Upon petition of Gothic, the Supreme Court of British Columbia, at a hearing held on January 22, 2002, considered the fairness of the terms and conditions of the reorganization. All the security holders of Gothic were mailed a notice dated December 19, 2001 of the hearing and had the opportunity to appear. Upon finding that the terms of the transaction were fair, both procedurally and substantively, to the security holders of Gothic, the Court entered an order approving the reorganization pursuant to the provisions of
Section 192 of the Canada Business Corporations Act. The British Columbia Court was advised by Gothic in the petition presented to the Court before the hearing that ANEC would rely on the exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(10) thereof in issuing its shares in exchange for the shares of Gothic.

         The purpose for the reorganization was to permit us to continue our business and operations, all of which are located in the U.S, as a U.S. corporation incorporated in Oklahoma. Our Board of Directors believes that the use of a U.S. corporation whose securities are registered with the U.S. Securities and Exchange Commission will provide a platform to stimulate and increase U.S. market interest in us and facilitate our ability to raise capital in the U.S. and elsewhere in the world.

         At the same meeting, the Gothic shareholders approved the adoption of the American Natural Energy Corporation 2001 Stock Incentive Plan whereby, among other things, 5,000,000 shares of our common stock were reserved for the issuance of options granted under the plan. The shareholders also approved a reduction, pursuant to the Canadian Business Corporation Act, of Gothic's stated capital. The reduction in stated capital, which was a necessary condition under Canadian law to the completion of the reorganization, did not result in the cancellation or change in the number of shares of Gothic outstanding. The reduction in the stated capital, which amounted to approximately $2.0 million, resulted in the elimination of the accumulated deficit.

         Our officers and Directors remain unchanged after the reorganization and it had no effect on the relative holdings of our shareholders. One share of ANEC was authorized to be issued in exchange for each share of Gothic. No cash was issued in the transaction except shareholders who perfected their dissenters' rights in accordance with Canadian law were entitled to receive cash. No shareholders perfected their dissenters rights.

         OTHER ACTIVITIES

         As of June 30, 2002, we owned leasehold interests in approximately 33,185 gross (10,289 net) acres in eastern Oklahoma with 4 gross (3.5 net) wells which were not producing. The leases are located in the Arkoma Basin. This area is believed to contain coalbed methane prospects for the production of natural gas. The production from these wells is commercially marketable as natural gas. Methane, which is the primary component of natural gas, can be found in coal deposits. Coalbed methane can be produced from wells drilled into coal deposits. Coalbed methane wells require less processing equipment, are generally shallow, and are less expensive to develop and operate. Four wells were drilled on these properties during 2002, all of which were completed and productive.

         In October 2002, we sold these Oklahoma leasehold interests for $1.018 million, subject to post closing adjustments, to a non-affiliated purchaser.

         We participated in two wells in the three years ended December 31, 2001, including an exploratory well at West Cameron 18, offshore Louisiana, and an exploratory well at South Fort Stockton, Texas. Neither of these wells was productive.

         At December 17, 2001, we held an aggregate of 7,870,419 shares of First Calgary Petroleum, an oil and gas exploration and development company listed on The Toronto Stock Exchange. We acquired these shares on conversion in November 1999 of a loan in the amount of $2.0 million we made to First Calgary in December 1997. In January 2002, we sold all 7,870,419 shares for net proceeds of $2.3 million. Separately from the foregoing, we also exercised warrants for the purchase of 400,000 shares of First Calgary Petroleum stock. These shares were sold in December 2002 and January and February 2003 for gross proceeds of $543,000. First Calgary Petroleum is not an affiliate of ours. Until July 16, 2001, Mr. Paul Conroy served as a Director of Gothic. He also served as a Director of First Calgary. Gothic owned as much as approximately 6.4% of the outstanding shares of First Calgary

PRIMARY OPERATING AREAS

         The primary area of operations for us is in St. Charles Parish, Louisiana.

OIL AND GAS RESERVES

         At December 31, 2001 and June 30, 2002, we attributed no proved reserves to either the properties acquired from Couba or the coalbed methane properties currently under development.

         There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the actual quantities of oil and gas that are ultimately recovered. Furthermore, the estimated future net revenue from proved reserves and the present value thereof are based upon certain assumptions, including prices, future production levels and cost, that may not prove correct. Fluctuations in commodities prices will impact the economic viability of the production of oil and gas. Predictions about prices and future production levels are subject to great uncertainty, and the foregoing uncertainties are particularly true as to proved undeveloped reserves, which are inherently less certain than proved developed reserves. Accordingly, any reserves we may discover in the future will be subject to these uncertainties.

         We have not reported any reserves of oil or natural gas to any United States Federal authority or agency since January 1, 2001.

DRILLING ACTIVITY

         During the three years ended December 31, 2001, we drilled two wells, neither of which was productive.

         During 2002, we drilled four wells on the Oklahoma coalbed methane leasehold properties all of which were completed and productive. These properties were sold in October 2002.

         Subsequent to December 31, 2002, we commenced drilling on our St. Charles, Louisiana properties.

PRESENT ACTIVITIES

         As of July 31, 2002, we completed restoration activities on the Bayou Couba Lease and brought the operation into compliance with applicable regulatory requirements. We also completed the reprocessing of the 3-D seismic information we acquired as part of the Couba transaction and engaged in a review of that data. Both development and exploration drilling on the property began in the first quarter of 2003.

         In February 2003, we commenced drilling of the first of four (2.06 net) planned well locations on the Bayou Couba properties and by March 31, 2003, we had completed the drilling of two (0.83 net) wells. Drilling of the third well on the property commenced on April 10, 2003 and drilling of the fourth well commenced in May 2003 with both wells being completed in June 2003. Production from all four (2.06 net) wells is approximately 950 (315 net) barrels of oil per day at June 30, 2003.

PRODUCTIVE WELL DATA

         At December 31, 2001 and June 30, 2002, we had no interests in wells producing other than nominal quantities of oil.

PRODUCTION VOLUMES, REVENUE, PRICES AND PRODUCTION COSTS

         During the three years ended, December 31, 2001, we had no production of oil or natural gas other than nominal quantities of oil in order to maintain in effect a lease on the Bayou Couba property.

DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

         The following table sets forth certain information regarding the costs we incurred in our development, exploration and acquisition activities during the periods indicated:

--------------------------------------------------------------------------------
                                  Year Ended      Year Ended     Year Ended
                                 December 31,    December 31,    December 31,
                                     1999            2000            2001
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Development and Leasehold
Costs
--------------------------------------------------------------------------------
Exploration Costs                   $87,300         $23,769
--------------------------------------------------------------------------------
Acquisition Costs                   $24,430                       $7,728,164
--------------------------------------------------------------------------------
Sales of Oil and Gas
Properties
--------------------------------------------------------------------------------
Capitalized Internal Costs
--------------------------------------------------------------------------------
Total                              $111,730         $23,769       $7,728,164
--------------------------------------------------------------------------------


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


ACREAGE

         The following table sets forth as of June 30, 2002 the gross and net acres of both developed and undeveloped oil and gas leases which we hold. "Gross" acres are the total number of acres in which we own a working interest. "Net" acres refer to gross acres multiplied by our fractional working interest. Acreage numbers do not include options we held to acquire additional leasehold interests but had not exercised.

--------------------------------------------------------------------------------
                                                         Total Developed and
                    Developed         Undeveloped(1)         Undeveloped
--------------------------------------------------------------------------------
       Area       Gross     Net      Gross       Net      Gross       Net
--------------------------------------------------------------------------------
Louisiana           0        0       3,375      3,055      3,375      3,055
--------------------------------------------------------------------------------
Arkoma Basin        0        0      33,185     10,289     33,185     10,289
--------------------------------------------------------------------------------
Total               0        0      36,560     13,344     36,560     13,344
--------------------------------------------------------------------------------

MARKETING

          Through June 30, 2002, we had not produced any material quantities of oil or natural gas and have no marketing history.

         We have no obligations to provide a fixed or determinable quantities of oil or natural gas in the future under existing contracts or agreements.

HEDGING ACTIVITIES

         We have not utilized hedging strategies to hedge the price of a portion of our future oil and gas production or to manage fixed interest rate exposure.

REGULATION

General

         Numerous departments and agencies, federal, state and local, issue rules and regulations binding on the oil and gas industry, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability. At September 30, 2002, we are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months, however, management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.


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


Exploration and Production

         Our operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. Our operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In this regard, some states (such as Oklahoma) allow the forced pooling or integration of tracts to facilitate exploration while other states (such as California) rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to develop a prospect if the operator owns less than 100% of the leasehold. In addition, certain state conservation laws may establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of oil and gas we can produce from our wells and to limit the number of wells or the locations at which we can drill. The extent of any impact on us of such restrictions cannot be predicted.

Environmental and Occupational Regulation

         General. Our activities are subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state and local laws, rules and regulations concerning the protection of the environment and human health will not have a material effect upon our operations, capital expenditures, earnings or competitive position. We cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from our operations could have on our activities.

         Our activities with respect to exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the United States Environmental Protection Agency ("EPA"). Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although we believe that compliance with environmental regulations will not have a material adverse effect on our operations or earnings, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in substantial costs and liabilities.

         Waste Disposal. We currently own or lease, and have owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although we believe operating and disposal practices that were standard in the industry at the time were utilized, hydrocarbons or other wastes may have been disposed of or released on or under the properties we owned or leased or on or under other locations where such wastes have been taken for disposal. In addition, these properties may have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict. Under such laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

         We generate wastes, including hazardous wastes, that are subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the disposal options for certain hazardous and non-hazardous wastes and are considering the adoption of stricter disposal standards for non-hazardous wastes. Furthermore, certain wastes generated by our oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to considerably more rigorous and costly operating and disposal requirements.

          Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of a site and persons that disposed of or arranged for the disposal of the hazardous substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from responsible classes of persons the costs of such action. In the course of our operations, we may generate wastes that fall within CERCLA's definition of "hazardous substances". We may also be an owner of sites on which "hazardous substances" have been released. We may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been released. To date, however, we have not and, to our knowledge, our predecessors or successors have not been named a potentially responsible party under CERCLA or similar state superfund laws affecting property we owned or leased.

          Air Emissions. Our operations are subject to local, state and federal regulations for the control of emissions of air pollution. Legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future as a result of new regulatory developments. In particular, regulations promulgated under the Clean Air Act Amendments of 1990 may impose additional compliance requirements that could affect our operations. However, it is impossible to predict accurately the effect, if any, of the Clean Air Act Amendments on us at this time. We may in the future be subject to civil or administrative enforcement actions for failure to comply strictly with air regulations or permits.

          These enforcement actions are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction or operation of certain air emission sources.

         OSHA. We are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used, released or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. We are also subject to the requirements and reporting set forth in OSHA workplace standards.

         OPA and Clean Water Act. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as us, to prepare and implement spill prevention control plans, countermeasure plans and facilities response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA"), and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The CWA provides penalties for any discharges of petroleum products in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on us. In addition, the CWA and analogous state laws require permits to be obtained to authorize discharges into surface waters or to construct facilities in wetland areas. The EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. We believe that we are in material compliance with all permits we are required to obtain and obtaining such permits in the future will not have a material adverse impact on our operations in the future. With respect to our future operations, we believe we will be able to obtain, or be included under, such permits, where necessary. Compliance with such permits is not expected to have a material adverse effect on us.

         NORM. Oil and gas exploration and production activities have been identified as generators of concentrations of low-level naturally-occurring radioactive materials ("NORM"). NORM regulations have been adopted in several states. We are unable to estimate the effect of these regulations, although based upon our preliminary analysis to date, we do not believe that our compliance with such regulations will have a material adverse effect on our operations or financial condition.

         Safe Drinking Water Act. Our operations may involve the disposal of produced saltwater and other non-hazardous oilfield wastes by re-injection into the subsurface. Under the Safe Drinking Water Act ("SDWA"), oil and gas operators, such as us, must obtain a permit for the construction and operation of underground Class II injection wells. To protect against contamination of drinking water, periodic mechanical integrity tests are often required to be performed by the well operator. While we expect to be able to obtain all such permits as are required, there can be no assurance that these requirements may not cause us to incur additional expenses.

         Toxic Substances Control Act. The Toxic Substances Control Act ("TSCA") was enacted to control the adverse effects of newly manufactured and existing chemical substances. Under the TSCA, the EPA has issued specific rules and regulations governing the use, labeling, maintenance, removal from service and disposal of PCB items, such as transformers and capacitors used by oil and gas companies. We may own such PCB items but do not believe compliance with TSCA will have a material adverse effect on our operations or financial condition.

TITLE TO PROPERTIES

         Title to oil and gas properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Although we have no basis to believe that such will occur, there can be no assurance that our title to oil and gas properties may not be challenged through legal proceedings.

OPERATING HAZARDS AND INSURANCE

         The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

         We maintain an insurance policy that insures us against certain sudden and accidental risks associated with drilling, completing and operating our wells with coverage limits considered adequate by management. There can be no assurance that this insurance will be adequate to cover any losses or exposure to liability. We also carry comprehensive general liability policies and workers' compensation insurance. While we believe these policies are customary in the industry, they do not provide complete coverage against all operating risks.

PREVIOUS BUSINESS

         Through December 31, 2001, our primary business has been limited oil and gas exploration and development activities in the southern United States and acquiring certain other oil and gas investments. During the three years ended June 30, 2002, we engaged in drilling two exploratory wells, one at West Cameron 18, offshore Louisiana and the second at South Fort Stockton, Texas, both of which were nonproductive. We were not the operator of either of these wells. Prior to engaging in the oil and gas business, we engaged in mineral exploration.

EMPLOYEES

         As of June 30, 2002, we employed six persons, of which two were executive officers, three were operations personnel and one was an administrative person. We outsource our accounting function, field pumping operations and Canadian Venture Exchange administration. We do not employ a significant number of temporary employees. None of our employees is represented by a labor union, and we believe our relationship with our employees is good.

ORGANIZATION

         ANEC is an Oklahoma corporation organized in January 2001. In June 2001, it became a wholly-owned subsidiary of Gothic. In January 2002, as a result of an arrangement under Section 192 of the Canada Business Corporations Act and an order of the Supreme Court of British Columbia, ANEC became the parent corporation of Gothic and the holders of Gothic shares exchanged their shares for shares of ANEC. Gothic may be deemed to be a predecessor of ANEC.

OFFICES

         Our principal office is located at 7030 South Yale, Suite 404, Tulsa, Oklahoma 74136. Additionally, we maintain office space in Oklahoma City, Oklahoma and The Woodlands, Texas. Our leased premises include approximately 6,472 square feet and are leased for various terms expiring in 2003 and 2004. The annual aggregate rental is $50,196. The facilities are considered adequate for our present activities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this registration statement. As more fully discussed below under the cautionary statement, the discussion herein and elsewhere in this registration statement may include forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections. Actual results and outcomes could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly in "Risk Factors".

A DISCUSSION OF OUR RESULTS OF OPERATIONS
-----------------------------------------

GENERAL

         Our revenues and profitability can be expected to be dependent, to a significant extent, upon prevailing spot market prices for oil and natural gas. Additionally, our revenues and profitability can be expected to be dependent upon the quantities of oil and gas produced and sold. Prices for oil and gas are subject to wide fluctuations in response to changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Such factors include political conditions, weather conditions, government regulations, the price and availability of alternative fuels and overall economic conditions.

         Our oil and gas production activities have been extremely limited and as of December 31, 2001 and June 30, 2002, we had no properties producing commercial quantities of oil or natural gas. Because of economic and other possible uncertainties relating to the interests we own, no proven reserves have been attributed to our properties as of December 31, 2001 and June 30, 2002. As of the first quarter of 2003, we are concentrating our activities on the development of our Bayou Couba properties. Although we believe we have sufficient funds for the development of the first four wells on the property, further development of the properties will be dependent upon raising additional capital which may not be available to us.

A COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

         We incurred a net loss of $999,000 in 2001 compared to a net loss of $430,000 in 2000. During 2001, our only source of income was interest income of $64,000. This compares with interest income of $98,000 in 2000. Interest income in 2000 was greater than 2001 because of the higher cash balances carried throughout the year 2000.

         Our expenses were $1.1 million for 2001 as compared to $528,000 for 2000. This increase was primarily the result of increased general and administrative expenses of $274,000 resulting from personnel we added during the year 2001 Our general and administrative expenses increased from $376,000 in 2000 to $650,000 in 2001. We incurred an impairment expense of $573,000 in 2001 resulting from the writedown of the unproductive well drilled at South Fort Stockton, Texas. We had no impairment expense in 2000. In 2001, we had a gain on the sale of marketable securities of $77,000 and a foreign exchange gain of $90,000. In 2000, these items amounted to losses of $57,000 and $15,000, respectively. In 2000, we also incurred exploration costs of $78,000 arising out of our participation in the drilling of the South Fort Stockton, Texas well, the results of which were unsuccessful.

         During the year ended December 31, 2001, included in other comprehensive (loss) income was an unrealized loss on marketable securities of $600,000 and a foreign exchange translation loss of $349,000. In the year ended December 31, 2000, included in other comprehensive loss was an unrealized loss on marketable securities of $1.5 million and a foreign exchange translation loss of $73,000. During the years ended December 31, 2001 and 2000, we had total other comprehensive losses of $1.0 million and $1.5 million, respectively.

A COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001

         We incurred a net loss of $609,000 in 2002 compared to a net loss of $88,000 in 2001. During the six months ended June 30, 2002, our source of income was comprised of interest and other income and oil and gas revenue of $169,000. Of this amount, $3,000 was interest income. In 2001, we had interest income of $39,000 during the six months ended June 30. Interest income in 2002 was less than 2001 because of lower average cash balances. Other income represents the recovery of accounts receivable written off in prior periods. We had no such recoveries in 2001.

         Our expenses were $779,000 for the six months ended June 30, 2002 as compared to $127,000 for the same period in 2001. This increase was primarily the result of increased general and administrative expenses of $619,000 resulting from personnel we added reflecting our change to active operations. Our general and administrative expenses increased from $121,000 in 2001 to $741,000 in 2002. In 2002, we had a gain on the sale of marketable securities of $284,000 and a foreign exchange loss of $281,000. In 2001, we had a loss on the sale of marketable securities of $5,000 and a foreign exchange loss of $25.

CRITICAL ACCOUNTING POLICIES

         We account for our oil and gas exploration and development activities using the full cost method (as opposed to the successful efforts method) of accounting prescribed by the Securities and Exchange Commission ("Commission"). Accordingly, all our productive and non-productive costs incurred in connection with the acquisition, exploration and development of oil and natural gas reserves are capitalized and depleted using the units-of-production method based on proved oil and gas reserves. We capitalize our costs including salaries and related fringe benefits of employees directly engaged in the acquisition, exploration and development of oil and natural gas properties, as well as other directly identifiable general and administrative costs associated with these activities. These costs do not include any costs related to production, general corporate overhead, or similar activities. Our oil and natural gas reserves will be estimated annually by independent petroleum engineers. Our calculation of depreciation, depletion and amortization ("DD&A") will include estimated future expenditures that we believe we will incur in developing our proved reserves and the estimated dismantlement and abandonment costs, net of salvage values. Quarterly, we will perform a review of the carrying costs of our oil and gas properties to assess whether such costs are fully recoverable from future cash flows. In the event the unamortized cost of the oil and natural gas properties we are amortizing exceeds the full cost ceiling as defined by the Commission, we will charge the amount of the excess to expense in the period during which the excess occurs. The full cost ceiling is based principally on the estimated future discounted net cash flows from our oil and natural gas properties. Changes in our estimates or declines in prevailing oil and natural gas prices could cause us to reduce in the near term our carrying value of our oil and natural gas properties. A write-down arising out of these conditions is referred to throughout our industry as a full cost ceiling write-down.

         We evaluate oil and natural gas reserve acquisition opportunities in light of many factors only a portion of which may be reflected in the amount of proved oil and natural gas reserves that we propose to acquire. In determining the purchase price to be offered, we do not solely rely on proved oil and gas reserves or the value of such reserves determined in accordance with Rule 4-10 of Regulation S-X adopted by the Commission. Factors we consider include the probable reserves of the interests intended to be acquired, anticipated efficiencies and cost reductions that we believe can be made in us operating the producing properties, the additional reserves that we believe can be proven relatively inexpensively based on our knowledge of the area where the interests are located and existing producing properties we may own. We may also consider other factors if appropriate. We may conclude that an acquisition is favorable, even if there may be a subsequent full-cost ceiling write-down associated with it, based on other factors we believe are important. We do not perform a ceiling test for specific properties acquired because the ceiling test is performed at each quarter and at year end for all of our properties included in our cost center and is based on prices for oil and natural gas as of that date which may be higher or lower than the prices used when evaluating potential acquisitions. We review the transaction in the light of proved and probable reserves, historic and seasonal fluctuations in the prices of oil and natural gas, anticipated future prices for oil and natural gas, the factors described above as well as other factors that may relate to the specific properties under review.

         Our profitability and revenues are and will be dependent, to a significant extent, upon prevailing spot market prices for oil and natural gas. Oil and natural gas prices and markets have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Such factors include political conditions, weather conditions, government regulations, the price and availability of alternative fuels and overall economic conditions. Natural gas prices have fluctuated significantly over the past twelve months.

         We intend to use the sales method for recording natural gas sales. Our oil and condensate production is sold, title passed, and revenue recognized at or near our wells under short-term purchase contracts at prevailing prices in accordance with arrangements, which are customary in our industry. Our gas sales are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts. During such times as our sales of gas exceed our pro rata ownership in a well, such sales will be recorded as revenues unless total sales from the well have exceeded our share of estimated total gas reserves underlying the property at which time the excess will be recorded as a gas balancing liability. Such imbalances are incurred from time to time in the ordinary course of our business in the operation of our gas wells as a consequence of operational factors.

MATTERS RELATING TO OUR LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------

GENERAL

         Years Ended December 31, 2001 and December 31, 2000. Our net cash used in operations was $266,000 for 2001 as compared to net cash used of $311,000 for 2000. Cash used in operating activities in 2001 was impacted by a gain of $77,000 on the sale of marketable securities and an impairment expense of $573,000, which did not affect our cash position. Accounts payable and accrued liabilities increased significantly in 2001 over 2000 because of the expanded scope of our activities.

         We used $1.9 million of net cash in investing activities for 2001 compared to net cash provided of $336,000 in 2000. The 2001 cash used for investing activities includes approximately $2.1 million in cash paid for the Couba acquisition and $1.3 million for unproved oil and gas properties. These uses were largely offset by proceeds of $3.2 million received in July 2001 from the sale of our capital stock, of which approximately $1.3 million was used to purchase short-term investments.

         Our net cash provided by financing activities for 2001 was $3.0 million compared to $48,000 provided in 2000. The 2001 proceeds from the issuance of capital stock was partially offset by the payment of a $200,000 note payable and exchange rate changes impacting cash in the amount of $148,000.

         Six months ended June 30, 2002. Our net cash provided by operations was $765,000 for the six months ended June 30, 2002 as compared to net cash used in operations of $165,000 for the six months ended June 30, 2001. Cash provided by operating activities in 2002 was impacted by a gain of $284,000 on the sale of marketable securities and a foreign currency exchange loss of $281,000, which did not affect our cash position.. Accounts payable and accrued liabilities increased significantly in 2002 over 2001 because of the expanded scope of our activities.

         We used $1.7 million of net cash in investing activities for the six months ended June 30, 2002 compared to net cash used of $117,000 in 2001. The 2002 cash used for investing activities includes approximately $3.8 million for the purchase and development of unproved oil and gas properties and is partially offset by proceeds from the sale of marketable securities, net of purchases of marketable securities, of approximately $2.3 million. The 2001 cash of $214,000 was used to acquire marketable securities, which was partially offset by proceeds of $97,000 on the sale of marketable securities.

         Our net cash provided by financing activities for 2002 was $12,000 compared to $63,000 provided in 2001.
         At June 30, 2002, we had cash of $131,000.

HOW WE HAVE FINANCED OUR ACTIVITIES

         Our activities in 2001 were primarily financed from the net proceeds of $3.2 million realized from the private sale of our securities in July, 2001, as well as $208,000 realized from the sale of securities of other issuers.

         On August 2, 2002, we borrowed $500,000 from a private investor. The borrowing accrued interest at 12% and was due on December 6, 2002 , or out of the proceeds of a financing or sale or change of control of the company if occurring earlier. It was secured by a pledge of the shares of First Calgary Petroleum Ltd. that we owned. On February 14, 2003, we issued to the lender 166,700 shares of our common stock as additional consideration for making the loan. The loan was repaid on March 12, 2003 out of the proceeds of our sale of the remaining shares of First Calgary Petroleum Ltd. that we owned.

RECENT FINANCINGS

         In March 2003, we entered into a funding arrangement with TransAtlantic Petroleum (USA) Corp. whereby TransAtlantic agreed to advance to us up to $2.0 million, of which up to $1.8 million is to be used to fund our share of the drilling and completion costs for the four initial wells we drilled in St. Charles Parish. In exchange, TransAtlantic received a $2.0 million production payment payable out of 75% of the net revenues from the wells drilled with the funds advanced. In addition, also in exchange for the availability of the funds for drilling and completion and an additional $200,000 of funding, TransAtlantic received a 10% interest in our Bayou Couba lease and our lease with the State of Louisiana. Under the agreements, TransAtlantic has the right to acquire a 10% participation in any additional interests we acquire in the 23.138 square mile Bayou Couba salt dome development area, which includes any interest acquired through our AMI joint development agreement with ExxonMobil Corp. Our obligations to TransAtlantic are collateralized by a lien against our interest in the four initial wells and their hydrocarbon production. At June 30, 2003, the entire $1.8 million had been drawn and $166,000 of the production payment had been paid to TransAtlantic.

         We also completed, in March 2003, a $2.5 million borrowing for working capital and repayment of secured debt. The $2.5 million is due to be repaid on October 31, 2003 and bears interest at 12% per annum, calculated monthly. The loan is secured by a senior lien against all our oil and gas properties and undeveloped leaseholds. The lender also received 688,000 shares of our common stock as additional consideration for the loan. The lender is Quest Investment Corporation. Brian Bayley, one of our Directors, is a Director and the Chief Executive Officer of Quest Investment Corporation. We agreed to register the 688,000 shares under the Securities Act of 1933, as amended, by July 22, 2003 to enable the resale of such shares.

         Also in March 2003, we refinanced our indebtedness owing to Bank One Michigan, NA. ("Bank One"). Bank One was repaid $2.25 million and received our junior secured note in the principal amount of approximately $1.7 million. Bank One subordinated its lien against substantially all our assets to the loan of Quest Investment Corporation described above. The loan bears interest at Bank One's prime rate plus 2%, payable quarterly. The note matures on December 31, 2003.

FUTURE CAPITAL REQUIREMENTS AND RESOURCES

         Our capital requirements relate to the acquisition, exploration, enhancement, development and operation of oil and natural gas properties. In general, because our oil and natural gas reserves will be depleted by production over time, the success of our business strategy is dependent upon a continuous acquisition, exploitation, enhancement, and development program. In order to achieve profitability and generate cash flow, we are dependent upon acquiring or developing additional oil and natural gas properties or entering into joint oil and natural gas well development arrangements.

         We currently expect that available cash, and proceeds from the private or public sale of debt or equity securities, will be sufficient to fund these debt service requirements and planned capital expenditures for our existing properties through 2003. However, we may need to raise additional capital to fund acquisitions and the development thereof, which capital may not be available to us in the future. Except for expenditures made in the ordinary course of the oil and gas production business, we did not make any material expenditures for equipment in 2002.

         In order to acquire and develop additional oil and gas reserves, we will require additional capital which is currently not available to us. Our business strategy requires us to obtain additional financing and its failure to do so can be expected to adversely affect our ability to grow our revenues, oil and gas reserves and achieve and maintain a significant level of revenues and profitability. There can be no assurance we will obtain this additional funding. Such funding may be obtained through the sale of equity securities or by incurring additional indebtedness. Although we are currently actively seeking to raise additional equity or debt capital, we currently have no specific plans or agreements with investors regarding raising this additional capital. Without such funding, our revenues will continue to be limited and it can be expected that our operations will not be profitable. In addition, any additional equity funding that we obtain may result in material dilution to the current holders of our common stock.

         We intend, as opportunities arise, to evaluate the acquisition and development of additional leasehold interests. We are unable at this time to state whether or where any such additional properties may be acquired, to estimate the purchase price for any properties we may acquire or to state the terms on which financing for these purposes can be obtained.

         Under the terms of our loan agreement with Quest Investments Corporation, we owe $2.5 million maturing on October 31, 2003 and under the terms of our loan agreement with Bank One, we owe approximately $1.7 million maturing on December 31, 2003. We are currently seeking to arrange for a sale of shares of our common stock in a private offering of securities, a portion of the proceeds from which sale are intended to be used to repay this indebtedness. There can be no assurance that we will be successful in raising this additional capital on terms acceptable to us or that the terms of such transaction may not result in material dilution to our existing stockholders.

THE EFFECT ON US OF CHANGES IN PRICES AND INFLATION

         Our revenues and the value of our oil and natural gas properties are affected by changes in the prevailing prices for oil and natural gas. Oil and natural gas prices are subject to seasonal and other fluctuations that are beyond our control and ability to predict.

         Although certain of our costs and expenses are affected by the level of inflation, inflation has not had a significant effect on our results of operations during 2001 and 2002.

ACCOUNTING MATTERS

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-term assets (mainly plugging and abandonment costs for our depleted wells) in the period in which the liability is incurred (at the time the wells are drilled). We are currently evaluating our oil and natural gas properties to determine the impact of the adoption of SFAS 143 on our financial position and results of operations.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 was effective January 1, 2002. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and amends Account Principles Board Opinion No. 30 for the accounting and reporting of discontinued operations, as it relates to long-lived assets. Our adoption of SFAS 144 is not expected to affect our financial position or results of operations.

         SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Intangible Assets," were issued in June 2001 and became effective for us on July 1, 2001 and January 1, 2002, respectively. We, along with a majority of the other reporting issuers in the oil and natural gas industry, did not believe SFAS No. 141 and SFAS No. 142 changed the authoritative literature specific to oil and natural gas properties which contain accounting and disclosure guidance for our interests in oil and natural gas properties. However, an interpretation of SFAS No. 141 and SFAS No. 142 is being deliberated by the Securities and Exchange Commission (SEC), the FASB, and others as to whether mineral interest use rights in oil and natural gas properties are intangible assets. Under this interpretation, mineral interest use rights for both undeveloped and developed leaseholds would be classified separate from oil and natural gas properties as intangible assets and additional disclosures as required by SFAS No. 141 and SFAS No. 142 would be included in the notes to financial statements. Since under the full cost method of accounting which we use, the amortization for each component of the full cost pool is not separately identified and tracked, this interpretation for developed leaseholds would relate to mineral interest use rights acquired after June 30, 2001. The classification as an intangible assets does not effect how these items are accounted for under the full cost method of accounting with respect to the calculation of depreciation, depletion and amortization or the calculation of the ceiling test for the value of our oil and natural gas properties. At December 31, 2001 and June 30, 2002, we have undeveloped leaseholds of approximately $7.7 million and $8.3 million, respectively, that would be classified as "intangible undeveloped leaseholds." As of those dates, we had no developed leaseholds that would be classified as "intangible developed leaseholds" if we applied the interpretation currently being deliberated. Additionally, we have not made the disclosures set forth under SFAS No. 142 as it applied to the use rights of mineral interests.

         We will continue to classify use rights of mineral interests in oil and gas properties until further guidance is provided that might result from the deliberations described above.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

         With the exception of historical matters, the matters we discussed below and elsewhere in this registration statement are "forward-looking statements" as defined under the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. The forward-looking statements appear in various places including under the headings Item 1. Description of Business,
Item 2. Management's Discussion and Analysis or Plan of Operation, and Item 3. Description of Property. These risks and uncertainties relate to our capital requirements, business strategy, ability to raise capital and fund our oil and gas well drilling and development plans, our ability to fund the repayment of our outstanding indebtedness , our ability to attain and maintain profitability and cash flow and continue as a going concern, our ability to increase our reserves of oil and gas through drilling activities and acquisitions, our ability to enhance and maintain production from existing wells and successfully develop additional producing wells, our access to debt and equity capital and the availability of joint venture development arrangements, our ability to remain in compliance with the terms of any agreements pursuant to which we borrow money and to repay the principal and interest when due, our estimates as to our needs for additional capital and the times at which additional capital will be required, our expectations as to our sources for this capital and funds, our ability to successfully implement our business strategy, our ability to identify and integrate successfully any additional producing oil and gas properties we acquire and operate such properties profitably, our ability to maintain compliance with covenants of our loan documents and other agreements pursuant to which we issue securities or borrow funds and to obtain waivers and amendments when and as required, our ability to borrow funds or maintain levels of borrowing availability under our borrowing arrangements, our ability to meet our budgeted capital expenditures, our statements about quantities of production of oil and gas as it implies continuing production rates of those levels, proved reserves or borrowing availability based on proved reserves and our future net cash flows and their present value.

         Readers are cautioned that the risk factors described below, as well as those described elsewhere in this registration statement, in some cases have affected, and in the future could affect, our actual results and could cause our actual consolidated results during 2002 and beyond, to differ materially from those expressed in any forward-looking statements made by or on our behalf.

                                  RISK FACTORS

         You should consider carefully the following risk factors, together with all of the other information in this registration statement, before you decide to purchase any of our common shares.

RISKS RELATING TO US AND THE OIL AND GAS INDUSTRY

OIL AND GAS PRICES FLUCTUATE WIDELY AND LOW OIL AND GAS PRICES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

         Our revenues, operating results, cash flow and future rate of growth depend substantially upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. A significant decrease in oil and gas prices, such as that experienced in 1998 and the first half of 1999, could have a material adverse effect on our cash flow and profitability and would adversely affect our financial condition and the results of our operations.

         Prices for oil and gas fluctuate in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

            o political conditions in oil producing regions, including the Middle East;

            o   the domestic and foreign supply of oil and gas;

            o   the level of consumer demand;

            o   weather conditions;

            o   domestic and foreign government regulations;

            o   the price and availability of alternative fuels;

            o   overall economic conditions; and

            o   international political conditions.

         In addition, various factors may adversely affect our ability to market our oil and gas production, including:

            o the capacity and availability of oil and gas gathering systems and pipelines;

            o our ability to produce oil and gas in commercial quantities and to enhance and maintain production from existing wells and wells proposed to be drilled;

            o the effect of federal and state regulation of production and transportation;

            o   general economic conditions;

            o   changes in supply due to drilling by other producers;

            o   the availability of drilling rigs; and

            o   changes in demand.


LOWER OIL AND GAS PRICES MAY ADVERSELY AFFECT OUR LEVEL OF CAPITAL EXPENDITURES, RESERVE ESTIMATES AND BORROWING CAPACITY.

         Lower oil and gas prices have various adverse effects on our business, including reducing cash flows which, among other things, may cause us to decrease our capital expenditures. A smaller capital expenditure program may adversely affect our ability to increase or maintain our reserve and production levels. Lower prices may also result in reduced reserve estimates, the write-off of impaired assets and decreased earnings or losses due to lower reserves and higher depreciation, depletion and amortization expense.

         Lower oil and gas prices could adversely affect our ability to borrow funds. Lower commodities prices for oil and gas adversely affects the valuations of our reserves which in turn adversely affects the amounts lenders may loan to us secured by those reserves. Furthermore, reduction in such prices could impede our ability to fund future acquisitions. Lower prices may also cause us to not be in compliance with maintenance covenants under any credit facilities we may enter into.

CURRENT MATURITIES OF OUTSTANDING INDEBTEDNESS

         In March 2003, we completed a borrowing of $2.5 million used for working capital and repayment of secured debt. The $2.5 million is due to be repaid on October 31, 2003 and bears interest at 12% per annum. The loan is collateralized by a lien against all our oil and gas properties and undeveloped leaseholds. In addition, our indebtedness of approximately $1.7 million owing to Bank One matures on December 31, 2003. Our indebtedness to Bank One is collateralized by a subordinated lien against all our oil and gas properties and undeveloped leaseholds. In the event we are unsuccessful in refinancing this indebtedness at or before its maturities, the creditors could foreclose against substantially all of our assets. Under such circumstances, the holders of our common stock could realize little or nothing from their investment in our shares of common stock. There can be no assurance that we will be successful in refinancing this indebtedness or that the terms of such refinancing may not be disadvantageous to the holders of our common stock or result in material dilution.

FUTURE CAPITAL REQUIREMENTS.

         We are seeking the additional capital to meet our capital expenditures from equity offerings to develop and exploit our properties and to acquire additional properties. Our ability to access additional capital will depend in part on our success in developing our oil and gas reserves as well as the status of the capital markets at the time such capital is sought. There can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us. Should we be unable to access the capital markets or should sufficient capital not be available, the development and exploitation of our properties and our acquisition activities could be delayed or reduced and, accordingly, oil and gas revenues and operating results may be adversely affected.

         At such time as we have developed material reserves of hydrocarbons, we intend to seek additional debt and reserve base borrowings. There can be no assurance that such loans will be available to us or that the terms may be acceptable or attractive to us. Failure to obtain such loans would result in severe limitations on our ability to develop our oil and gas properties.

         We currently expect that available cash and, subject to the success of management's plans to raise additional capital not currently available to us, the proceeds from the private or public sale of debt or equity securities, will be sufficient to fund debt service requirements and planned capital expenditures for our existing properties through 2003. The funds necessary to meet fully these capital expenditures are currently not available to us and we may be unsuccessful in raising the capital necessary to meet in full these capital expenditures. We also may need to raise additional capital to fund acquisitions and the development of properties acquired, which capital may not be available to us in the future. There can be no assurance that we will be able to raise the capital required to meet our intended budget commitments.

ABILITY TO MANAGE GROWTH.

         We have been engaged in limited activities in the oil and gas business over the past approximately three years and have a limited operating history upon which you may base your evaluation of our performance. As a result of our brief operating history, our operating results from historical periods are not readily comparable and may not be indicative of future results. We recently acquired oil and gas assets in the Couba transaction and may seek to acquire additional material assets in the future, depending upon the availability of financing and our ability to negotiate acceptable terms on which to acquire the assets. There can be no assurance that we will be successful in growing our oil and gas reserves or acreage.

         Any future significant growth in our oil and gas reserves, production and operations will place demands on our operational, administrative and financial resources, and the increased scope of our operations will present challenges to us due to increased management time and resources required. Our future performance and profitability will depend in part on our ability to successfully integrate the operational, financial and administrative functions of acquired properties into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business. There can be no assurance that we will be successful in these efforts. Our inability to integrate acquired properties, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.

WE MAY INCUR ADDITIONAL DEBT TO FUND OUR BUSINESS WHICH WOULD INCREASE THE RISKS OUR DEBT LEVELS POSE.

         We may incur substantial additional indebtedness in the future to fund the acquisition and development of additional oil and gas reserves or for other purposes. The issuance of material amounts of indebtedness would expose us to additional risks including, among others, the following:

     o a portion of our cash flow from operations would be utilized for the payment of principal and interest on our indebtedness and would not be available for financing capital expenditures or other purposes;

     o our level of indebtedness and the covenants governing our indebtedness could limit our flexibility in planning for, or reacting to, changes in our business because certain financing options may be limited or prohibited under the terms of our agreements relating to such indebtedness;

     o our level of indebtedness may make us more vulnerable to defaults during periods of low oil and gas prices or in the event of a downturn in our business because of our fixed debt service obligations; and

     o the terms of our agreements may require us to make interest and principal payments and to remain in compliance with stated financial covenants and ratios. If the requirements of these agreements are not satisfied, the lenders would be entitled to accelerate the payment of all outstanding indebtedness. In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations, including the repayment of the outstanding principal and interest on this indebtedness.

OUR FUTURE PERFORMANCE DEPENDS UPON OUR ABILITY TO FIND OR ACQUIRE ADDITIONAL OIL AND GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

         Unless we successfully replace the oil and gas reserves that we produce, our reserves will decline, resulting eventually in a decrease in the quantities of oil and gas we are able to produce and lower revenues and cash flow from operations. We seek to replace reserves through exploitation, development and exploration, as well as through acquisitions. We may not be able to continue to replace reserves from our exploitation, development and exploration activities at acceptable costs. Lower prices of oil and gas may further limit the kinds of reserves that can be developed at an acceptable cost. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. In addition, exploitation, development and exploration involve numerous risks that may result in dry holes, the failure to produce oil and gas in commercial quantities, the inability to fully produce discovered reserves and the inability to enhance production from existing wells.

         We expect that we will continually seek to identify and evaluate acquisition opportunities. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates, their accuracy is inherently uncertain. We cannot assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

ACQUISITIONS CARRY UNKNOWN RISKS INCLUDING POTENTIAL FOR ENVIRONMENTAL PROBLEMS.

         We expect to continue to evaluate and pursue acquisition opportunities available on terms we consider favorable in order to replace and increase our reserves. Our focus on acquiring producing oil and gas properties may increase our potential exposure to liabilities and costs for environmental and other problems existing on such properties. Although we perform a review of the acquired properties that we believe is consistent with industry practice, such reviews are inherently incomplete and inexact.

         In general, it is not feasible to review in depth each individual property being acquired. Even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on each well included in an acquisition, and environmental problems, such as ground water contamination and surface and subsurface damages from the leakage, spills, disposal or other releases of hazardous substances on such properties or from adjoining properties that have migrated to such properties, are not necessarily observable even when an inspection is performed. We generally assume pre-closing liabilities, including environmental liabilities, and generally acquire interests in the properties on an "as is" basis. There can be no assurance that our acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on us.

ESTIMATING RESERVES AND FUTURE NET REVENUES INVOLVES UNCERTAINTIES AND OIL AND GAS PRICE DECLINES MAY LEAD TO IMPAIRMENT OF OIL AND GAS ASSETS.

         As of December 31, 2001 and June 30, 2002, we do not claim any proven oil or gas reserves. We are seeking to develop producing wells on our Bayou Couba properties. There can be no assurance that we will be successful in our development activities or that as a consequence we will claim any proven reserves as a result. In any event, there are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control.

         Reserve information that we may provide in the future will represent estimates based on reports prepared by independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to proved oil and gas reserves is based upon engineering estimates derived after analysis of information we furnish or furnished by the operator of the property. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. Oil and gas prices, which fluctuate over time, may also affect proved reserve estimates. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected there from prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by us for purposes of the reserve report.

         Quantities of proved reserves are estimated based on economic conditions in existence in the period of assessment. Lower oil and gas prices may have the impact of shortening the economic lives on certain fields because it becomes uneconomic to produce all recoverable reserves on such fields, thus reducing proved property reserve estimates. If such revisions in the estimated quantities of proved reserves occur, it will have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, which would decrease earnings or result in losses through higher depreciation, depletion and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties that would result in a further non-cash charge to earnings.

RELIANCE ON KEY PERSONNEL.

         We are dependent upon the services of our President and Chief Executive Officer, Michael K. Paulk, and Vice President, Finance and Chief Financial Officer, Steven P. Ensz. The loss of either of their services could have a material adverse effect upon us. We currently do not have employment agreements with either of such persons.

DRILLING AND OPERATING RISKS.

         Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations or financial condition.

         In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of natural gas, oil or well fluids, pollution and other physical and environmental risks are inherent in oil and gas exploration and production. These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, as is common in the oil and natural gas industry. We do not fully insure against all risks associated with our business either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

         Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. Such laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we may have production, could limit the total number of wells drilled or the allowable production from successful wells which could limit our revenues.

         Our operations are subject to complex environmental laws and regulations adopted by the Federal, state and local jurisdictions where we operate. We could incur liability to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge such materials into the environment in any of the following ways:

            o   from a well or drilling equipment at a drill site;

            o leakage from gathering systems, pipelines, transportation facilities and storage tanks;

            o damage to oil and natural gas wells resulting from accidents during normal operations; and

            o   blowouts, cratering and explosions.

         Because the requirements imposed by such laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by such former operators.

INDUSTRY COMPETITION MAY IMPEDE OUR GROWTH.

         The oil and gas industry is highly competitive, and we may not be able to compete successfully or grow our business. We compete in the areas of property acquisitions and the development, production and marketing of, and exploration for, oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. We also compete with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Substantially all of these competitors have substantially greater financial and other resources than we do. We may not be able to successfully expand our business or attract or retain qualified employees.

RISKS RELATING TO THE MARKET FOR OUR SECURITIES

ABSENCE OF A U.S. PUBLIC MARKET FOR OUR COMMON SHARES.

         Our common shares have no trading market in the United States, and there can be no assurance as to the liquidity of any markets that may develop for the common shares, the ability of the holders of common shares to sell their common shares in the United States or the price at which holders would be able to sell their common shares. Future trading prices of the common shares will depend on many factors, including, among others, our operating results and the market for similar securities.

ITEM 3.  DESCRIPTION OF PROPERTY

         Reference is made to the information appearing under the caption Item
1. Description of Business for certain information as to our oil and gas and other properties.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2002 (a) by each person who is known by us to own beneficially more than five percent (5%) of our common shares, (b) by each of our Directors and officers, and (c) by all Directors and officers as a group. As of September 30, 2002, we had 25,162,346 common shares outstanding.

                                                                  PERCENTAGE OF
                                           NUMBER OF SHARES        OUTSTANDING
     NAME AND ADDRESS (1)(2)                     OWNED                SHARES(3)
--------------------------------------------------------------------------------

Mike K. Paulk                                1,400,000(4)             5.4%

Steven P. Ensz                               1,750,000(5)             6.9%

Brian E. Bayley                               916,500(6)              3.6%
Quest Management Corp.
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

John K. Campbell                              175,000(7)              0.1%
750 West Pender Street - Suite 710
Vancouver, BC V6C 2T7

All Directors and officers as a group (4      4,241,500              16.2%
persons)

---------------------------
(1) This tabular information is intended to conform with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 relating to the determination of beneficial ownership of securities. The tabular information gives effect to the exercise of warrants or options exercisable within 60 days of the date of this table owned in each case by the person or group whose percentage ownership is set forth opposite the respective percentage and is based on the assumption that no other person or group exercise their option.
(2) Unless otherwise indicated, the address for each of the above is c/o ANEC, 7030 South Yale, Suite 404, Tulsa, Oklahoma 74136.
(3) The percentage of outstanding shares calculation is based upon 25,162,346 shares outstanding as of September 30, 2002, except as otherwise noted.
(4) Includes 325,000 shares issuable at an exercise price of $0.32 on exercise of an option. Of Mr. Paulk's shares, 425,000 shares are held subject to a Pooling Agreement described below.
(5) Includes 325,000 shares issuable at an exercise price of $0.32 on exercise of an option. Of Mr. Ensz's shares, 425,000 shares are held subject to a Pooling Agreement described below.
(6) Includes 200,000 shares issuable at an exercise price of $0.32 on exercise of an option. Excludes 100,000 shares held by Mr. Bayley's wife and 50,000 shares held by a trust for the benefit of Mr. Bayley's minor children, as to all of which Mr. Bayley disclaims a beneficial interest.
(7) Includes 150,000 shares issuable at an exercise price of $0.47 on exercise of an option.

         Pooling Agreement. Of the shares held by each of Messrs. Paulk and Ensz, 425,000 of such shares, as well as 50,000 shares held by each of Robert G. Snead, Bennett G. Shelton and Richard Mulford, employees of our company, are held pursuant to the terms of an agreement that provides that one-third of such shares are released from escrow and the restrictions of the agreement on each of July 17, 2002, July 17, 2003, and July 17, 2004. Under the terms of the escrow agreement, the shareholders are prohibited from selling, dealing in, assigning or transferring the shares during the restricted period. The agreement terminates with respect to all the shares on July 17, 2004. In the event of a change of control of our company, evidenced by a change of a majority of the Board of Directors, the shares are then released from the restrictions of the agreement. The shareholders retain the right to vote the shares and to receive dividends during the term of the agreement. ANEC is not a party to this agreement, however, the terms of this agreement could affect the number of shares of our common stock available for sale from time to time.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table contains information concerning the Directors, executive officers and significant employees of the Company as of June 30, 2003:

               NAME                   AGE                    POSITION
--------------------------------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS:

Michael K. Paulk                      54     President and Director

Steven P. Ensz                        51     Vice President, Finance, and Chief
                                             Financial Officer and Director

Brian E. Bayley(1)                    49     Director
John K. Campbell                      69     Director

SIGNIFICANT EMPLOYEES:

Bennett G. Shelton                    46     Manager of Land and Contract
                                             Administration
Richard O. Mulford                    50     Manager of Operations
Robert G. Snead                       64     Exploitation Manager

--------------------
         (1)      Member of our Audit Committee

         Each Director of our company has been elected to serve until our next annual meeting of stockholders and until his successor has been elected and qualified.

DIRECTORS AND EXECUTIVE OFFICERS:

         MICHAEL K. PAULK: Mr. Paulk was elected President and Director of our company in July 2001. From October 1994 to January 2001, when it was sold to Chesapeake Energy Corporation, he was the President and a Director of Gothic Energy Corporation ("GEC"). GEC is neither a predecessor nor affiliate ofeither ANEC or our subsidiary, Gothic. It was engaged, until its acquisition by Chesapeake Energy Corporation in January 2001, in the acquisition, development, exploration and production of natural gas and oil. Mr. Paulk has been engaged in the oil and gas industry for more than fifteen years.

         STEVEN P. ENSZ: Mr. Ensz has been Vice-President, Finance and Chief Financial Officer of our company since July 2001 and is responsible for our financial activities. From March 1998 to January 2001, he held a similar position with GEC. From July 1991 to February 1998, he was Vice-President, Finance of Anglo-Suisse, Inc., an oil and natural gas exploration and producing company. He has held various positions within the energy industry, including President of Waterford Energy, an independent oil and gas producer, for more than the past 18 years. He is a certified public accountant.

         BRIAN E. BAYLEY: Mr. Bayley was elected a Director of the Company in June 2001. From July 4, 2002 to the present, he has been a Director and Chief Executive Officer of Quest Investment Corporation, a merchant banking company, the shares of which are traded on the Toronto Stock Exchange (symbol: Q.A and Q.B). He was President of Quest Management Corp., a private management company, from December 1996 to July 2002, and of Quest Ventures Ltd., a private merchant banking company, since December 1996. Quest Management Corp. is a management company wholly-owned by Arapaho Capital Corp., the shares of which are traded on the TSX Venture Exchange. Mr. Bayley is the President and Director of Arapaho Capital Corp. Prior to April 1997, Mr. Bayley held a variety of positions with Quest Oil & Gas Inc., including President and Chief Executive Officer from October 1990 to October 1996 and Director from November 1990 to April 1997. Mr. Bayley is a Director of a number of other corporations, none of which are reporting companies under the Securities Exchange Act of 1934, as amended. He was a Director of GEC from December 1996 to January 2001. Mr. Bayley holds an MBA degree from Queen's University, Kingston, Ontario. None of the other companies Mr. Bayley is affiliated with are affiliates of ours.

         JOHN K. CAMPBELL. Mr. Campbell has been a Director of our company since April 2000 and was President of Gothic from April 2000 to July 2001. Mr. Campbell has been the President and Director of TransAmerica Industries Ltd. since 1986.

SIGNIFICANT EMPLOYEES:

         BENNETT G. SHELTON: Mr. Shelton has been Manager of Land and Contract Administration since June 2001. From May 1995 through January 2001, he was employed by GEC as Vice President of Land and Contract Administration. From August 1994 to May 1995, he was a Senior Landman with AEOK. He has been employed in land and acquisition management and as a landman since approximately 1981.

         RICHARD O. MULFORD: Mr. Mulford has been Manager of Operations since June 2001. From April 1995 to November 1998, he was employed as Operations Manager of GEC and from November 1998 to January 2001 he was employed as Vice President of Operations of GEC. He has been employed in the oil and natural gas industry since 1978.

         ROBERT G. SNEAD: Mr. Snead has been our Exploitation Manager since June 2001 and served in the same position with GEC on a full-time consulting basis since April 1997. Between early 1994 and April 1997, he was employed as an independent geologist and from 1985 to 1994 was the Senior Vice-President/

Exploration Manager of LOGO, Inc., an oil and natural gas well operating company.

         Messrs. Paulk and Ensz, as the founders of American Natural Energy Corporation, may be deemed our founders.

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION - GENERAL

         The following table sets forth the compensation paid or awarded to our President and each other executive officer who received compensation exceeding $100,000 during 2001 for all services rendered to us.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                        ANNUAL COMPENSATION                  COMPENSATION
                               -----------------------------------------------------------------
                                                           OTHER         SECURITIES    LONG-TERM      ALL OTHER
     NAME AND                                              ANNUAL        UNDERLYING    INCENTIVE     COMPENSATION
PRINCIPAL POSITION     YEAR        SALARY     BONUS     COMPENSATION      OPTIONS      PAYOUTS
-----------------------------------------------------------------------------------------------------------------
Michael K. Paulk       2001(1)      -0-        -0-          -0-          325,000(2)      -0-              -0-
John K. Campbell       2001(3)      -0-        -0-        $10,000        150,000         -0-              -0-
                       2000         -0-        -0-          -0-
                       1999         -0-        -0-          -0-

-------------------------
(1) Mr. Paulk was first employed by our company on July 16, 2001 as an independent contractor and as an employee on January 1, 2002.
(2) Of which, options to purchase 121,875 shares are exercisable as of June 30, 2002 and options to purchase an additional 40,625 shares become exercisable on each six-month anniversary of February 20, 2002
(3)      Mr. Campbell remained President of our company until July 2001.

OPTION GRANTS IN YEAR ENDED DECEMBER 31, 2001.
----------------------------------------------

         The following table provides information with respect to the above named executive officers regarding options granted to such persons during our year ended December 31, 2001.

                                         % OF TOTAL
                        NUMBER OF          OPTIONS/                                     MARKET
                        SECURITIES           SARS        EXERCISE OR                   PRICE ON
                        UNDERLYING        GRANTED TO      BASE PRICE     EXPIRATION     DATE OF
                          SARS/          EMPLOYEES IN    ($/SHARE)(1)       DATE         GRANT
     NAME            OPTIONS GRANTED      FISCAL YEAR
                           (#)
-----------------------------------------------------------------------------------------------
Michael K. Paulk         325,000            18.1%           $0.32       Dec. 14, 2006     $0.26

STOCK OPTION HOLDINGS AT DECEMBER 31, 2001.
-------------------------------------------

         The following table provides information with respect to the above named executive officers regarding options exercised during the year ended December 31, 2001 and options held at December 31, 2001 Such officers did not exercise any options during the most recent fiscal year.

                                               NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                                              OPTIONS AT DECEMBER 31,           IN-THE-MONEY OPTIONS
                                                       2001                   AT DECEMBER 31, 2001 (1)

                     SHARES       VALUE     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
    NAME            ACQUIRED    REALIZED
                      ON
                    EXERCISE
--------------------------------------------------------------------------------------------------------
Michael K. Paulk      -0-         -0-          81,250         243,750          $-0-            $-0-
John K. Campbell      -0-         -0-          93,750          56,250          $-0-            $-0-

----------------------
(1)      Based on the closing sales price on December 31, 2001 of $0.31.

Directors' Compensation

         We do not have any arrangements pursuant to which our Directors are compensated for their services in their capacities as Directors, consultants or experts.

         Pursuant to the terms of our 2001 Stock Incentive Plan adopted in December 2001, each non-employee Director automatically receives an option grant for 50,000 shares on the date such person joins the Board. In addition, on the date of each annual stockholder meeting, each non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 5,000 shares. Each such option has a term of five years, subject to earlier termination following such person's cessation of Board service and is subject to certain vesting provisions.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         ANEC was organized as an Oklahoma corporation on January 19, 2001. The following persons subscribed to an aggregate of 100,000 shares of common stock of American Natural Energy Corporation at a subscription price of $.01 per share. Messrs. Paulk and Ensz may be deemed to be the founders of American Natural Energy Corporation.

                        NAME                              NO. OF SHARES
                        ----                              -------------
                   Michael K. Paulk                          42,500
                   Steven P. Ensz                            42,500
                   Bennett G. Shelton                         5,000
                   Robert G. Snead                            5,000
                   Richard Mulford                            5,000
                                                            --------
                                    Total                   100,000

         By agreement dated July 11, 2001, the above five initial shareholders of ANEC sold their shares to Gothic in exchange for an aggregate of 1,000,000 shares of Gothic, or ten Gothic shares for each one share of ANEC.

         In July, 2001, we issued in a private sale of our securities to a limited number of sophisticated investors an aggregate of 10,000,000 shares of common stock for a subscription price of $0.33 per share. Our officers and Directors purchased the following numbers of shares in the transaction:

                        NAME                         NO. OF SHARES
                        ----                         -------------
                   Mike K. Paulk                         650,000
                   Steven P. Ensz                      1,000,000
                   Brian E. Bayley                       650,000
                                                       ---------
                                    Total              2,300,000

         On June 6, 2001, each of Mike K. Paulk and Steven P. Ensz loaned us $100,000 evidenced by our promissory note bearing interest at 6% per annum and due on May 31, 2002. These notes have been repaid with all accrued interest.

         During the year 2001, we paid consulting, management and other reimbursable expenses aggregating approximately $19,750 to Quest Management Corp. of which Mr. Bayley, one of our Directors, is President. Payment of expenses has continued in 2002 and, for the six months through June 30, 2002, aggregated $20,329. These expenses primarily relate to compliance with regulatory filing requirements with the securities commissions of the Provinces of Canada where our securities are able to be traded and such expenses are expected to continue so long as our securities continue to be traded in Canada.

         In March 2003, we completed a $2.5 million borrowing for working capital and repayment of secured debt. The $2.5 million is due to be repaid on October 31, 2003 and bears interest at 12% per annum. The loan is secured by all our oil and gas properties and undeveloped leaseholds. The lender received 80,000 shares of our common stock. The lender is Quest Investment Corporation. Mr. Brian Bayley, one of our Directors, is a Director and the Chief Executive Officer of Quest Investment Corporation.

ITEM 8.  DESCRIPTION OF SECURITIES

         GENERAL

         Under our Certificate of Incorporation, as amended, the total number of shares of all classes of stock that we have authority to issue is 105,000,000 shares consisting of 5,000,000 shares of preferred stock, par value $.01 per share, and 100,000,000 shares of common stock, par value $.01 per share.

PREFERRED STOCK

         Up to 5,000,000 shares of preferred stock, par value $.01 per share, may be issued from time to time in one or more series. Our Board of Directors, without further approval of our stockholders, is authorized to fix the rights and terms relating to dividends, conversion, voting, redemption, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our Common Stock and, under certain circumstances, be used as a means of discouraging , delaying or preventing a change in control of the Company. As of December 31, 2001 andJune 30, 2002, we had no shares of preferred stock outstanding.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series ("Preferred Stock Designation"), the holders of such shares exclusively possess all voting power. Our Certificate of

Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such distributions as may be declared from time to time by our Board of Directors from funds available therefore, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of common stock outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights. At December 31, 2001 and June 30, 2002, we had 25,162,346 shares of common stock outstanding.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         Our common shares are traded on the Toronto Venture Exchange, Inc.
(TSX) under the symbol ANR.U. Our common shares are not currently traded on any United States stock exchange or in the over-the-counter market, and, accordingly, there is currently no public market for our common shares in the United States. There can be no assurance that any such market will develop after the effective date of this registration statement.

         The reported high and low closing trade prices for our common shares, as reported by the Canadian Venture Exchange, on a calendar quarterly basis for the most recent two calendar years ended December 31, 2001 and the three calendar quarters ended September 30, 2002 in Canadian dollars through February 11, 2002 and in United States dollars during the period February 12, 2002 through June 3, 2003, were as follows(1):

                                                    Bid Prices
                                  ----------------------------------------------
               2000                         High                 Low
                                            ----                 ---
         -----------------------------------------------------------------------
                                            (CDN)               (CDN)

         First Quarter                      $1.75               $0.46
         Second Quarter                     $1.25               $0.43
         Third Quarter                      $0.77               $0.37
         Fourth Quarter                     $0.55               $0.33

                                                    Bid Prices
                                  ----------------------------------------------
               2001                         High                 Low
                                            ----                 ---
         -----------------------------------------------------------------------
                                            (CDN)               (CDN)

         First Quarter                      $0.70               $0.41
         Second Quarter                     $1.05               $0.40
         Third Quarter                      $0.80               $0.33
         Fourth Quarter                     $0.68               $0.41

                                                        Bid Prices
                                            ------------------------------------
             2002                            High                       Low
         -----------------------------------------------------------------------
                                            (CDN)     (US)    (CDN)     (US)
         First Quarter                      $0.77    $0.72    $0.57      $0.54
         Second Quarter                       --     $0.55      --       $0.32
         Third Quarter                        --     $0.41      --       $0.25
         Fourth Quarter

                                                        Bid Prices
                                             -----------------------------------
             2003                            High                       Low
         -----------------------------------------------------------------------
                                            (CDN)     (US)    (CDN)     (US)
         First Quarter                        --     $0.83      --       $0.35
                                             -----------------------------------
         Second Quarter (through June 3)(2)   --     $0.80      --       $0.60
                                             -----------------------------------

         ----------------------
         (1) Our shares ceased trading in Canadian dollars on February
             11, 2002.
         (2) Our shares ceased trading on the Toronto Venture Exchange (TSX)on June 3, 2003.

         As of September 30, 2002, we had approximately 3,000 shareholders of record.

         We intend to seek to have a trading market for our common shares develop in the United States. There can be no assurance that we will be successful in this regard. We do not meet the requirements to have our common shares traded on any NASDAQ trading system or on any national securities exchange. However, we do intend to seek to have our shares quoted on the NASD OTC Bulletin Board or a successor system. In order to do so, a broker-dealer in securities in the United States will be required to file with the NASD a notice that will enable the broker-dealer to enter quotations for our common shares on the OTC Bulletin Board. There can be no assurance that a broker-dealer will file such a notice or, if filed, that quotations will be accepted on the OTC Bulletin Board. Further, there can be no assurance that if a broker-dealer commences to enter bid and asked quotations for our common shares in the OTC Bulletin Board that a viable and active trading market will develop.

DIVIDENDS

         We have never paid a cash dividend and we have no present intention of commencing to pay dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         We have one equity compensation plan for our employees, Directors and consultants pursuant to which options, rights or shares may be granted or issued, referred to as the 2001 Stock Incentive Plan. See Note 7 of the Notes to Consolidated Financial Statements for further information on the material terms of this plan.

         The following table provides information as of June 30, 2002 with respect to compensation plans (including individual compensation arrangements), under which securities are authorized for issuance aggregated as to (i) compensation plans previously approved by stockholders, and (ii) compensation plans not previously approved by stockholders:

                      EQUITY COMPENSATION PLAN INFORMATION
                      ------------------------------------

                                      (A)                 (B)                     (C)

PLAN CATEGORY                  NUMBER OF            WEIGHTED-           NUMBER OF SECURITIES
                               SECURITIES TO BE     AVERAGE EXERCISE    REMAINING AVAILABLE
                               ISSUED UPON          PRICE OF            FOR FUTURE ISSUANCE
                               EXERCISE OF          OUTSTANDING         UNDER EQUITY
                               OUTSTANDING          OPTIONS,            COMPENSATION PLANS
                               OPTIONS, WARRANTS    WARRANTS AND        (EXCLUDING SECURITIES
                               AND RIGHTS           RIGHTS              REFLECTED IN COLUMN (A))
------------------------------------------------------------------------------------------------
Equity compensation               1,950,000              $0.33                  3,050,000
plans approved by
security holders

Equity compensation                       0                  0                          0
plans not approved by
security holders
------------------------------------------------------------------------------------------------
Total                             1,950,000              $0.33                  3,050,000

         No further options will be granted under the option plan adopted by Gothic in 2000.

ITEM 2.  LEGAL PROCEEDINGS

         We are not a party to any material pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE:

         On February 12, 2002, PricewaterhouseCoopers, LLP, Vancouver, Canada, was engaged to audit Gothic's consolidated financial statements for the year ended December 31, 2001 and 2000. The decision to engage PricewaterhouseCoopers LLP was approved by our Board of Directors.

         The firm of KPMG LLP, Vancouver, Canada, audited the financial statements of Gothic for the years ended December 31, 2000 and 1999. On February 12, 2002, KPMG LLP's appointment as principal accountants was terminated. The audit report of KPMG LLP for the two years ended December 31, 2000 did not contain any adverse opinion or disclaimer of opinion or modification as to uncertainty, audit scope or accounting principles.

         During the two years ended December 31, 2000 and through February 12, 2002, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers, LLP regarding the matters referred to in Item 304(a)(2) of Regulation S-B under the Securities Exchange Act of 1934, as amended. During the two fiscal years ended December 31, 2000 and through February 12, 2002, Gothic did not have any disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since January 1, 1999 through June 30, 2002, we have issued the following securities in transactions exempt from the registration requirements of the Securities Act:

1. On January 19, 2001, the following persons purchased an aggregate of 100,000 shares of ANEC at a purchase price of $.01 per share:

                   Michael K. Paulk                           42,500
                   Steven P. Ensz                             42,500
                   Bennett G. Shelton                          5,000
                   Robert G. Snead                             5,000
                   Richard Mulford                             5,000

         The shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the "Securities Act") by virtue of the exemption afforded by Section 4(2) thereof. Each of such persons purchased the shares for his own account, for investment and not with a view to the distribution of the shares. The certificates for the shares bear a restrictive legend and stop transfer instructions have been placed against the transfer of the shares.

2. On July 17, 2001, Gothic issued an aggregate of 10,000,000 shares of common stock to 26 persons, including five persons who are officers or Directors of Gothic and ANEC, for a subscription price of $0.33 per share. The shares were issued in transactions exempt from the registration requirements of the Securities Act in reliance on Regulations D and S thereunder and the exemption afforded by Section 4(2) thereunder. Of such persons, 10 were residents of the United States and 16 were non-residents. Each of the residents of the United States represented to Gothic that he was an "accredited investor" as defined under Regulation D. In addition, such persons include the following officers or Directors of Gothic and ANEC:

                        NAME                          NO. OF SHARES
                        ----                          -------------

                   Michael K. Paulk                       650,000
                   Steven P. Ensz                       1,000,000
                   Brian E. Bayley                        650,000
                                                        ---------
                                      Total             2,300,000

         Each of such persons purchased the shares for his own account, for investment and not with a view to the distribution of the shares. The certificates for the shares bear a restrictive legend and stop transfer instructions have been placed against the transfer of the shares.

         In connection with the sales of shares to 12 of the subscribers who are non-residents of the United States, Gothic issued to a broker for services warrants to purchase 250,000 shares of Gothic exercisable for a term of one year at a price of $0.33 per share. In addition, Gothic paid to the broker for the same services a fee in the amount of $132,000.

3. On July 17, 2001, Gothic issued 1,000,000 shares of common stock to the following persons in the amounts indicated in exchange for their shares of ANEC common stock:

                          NAME                         NO. OF SHARES
                          ----                         -------------
                   Michael K. Paulk                       425,000
                   Steven P. Ensz                         425,000
                   Bennett G. Shelton                      50,000
                   Robert G. Snead                         50,000
                   Richard Mulford                         50,000

         The shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the "Securities Act") by virtue of the exemption afforded by Section 4(2) thereof. Each of such persons purchased the shares for his own account, for investment and not with a view to the distribution of the shares. The certificates for the shares bear a restrictive legend and stop transfer instructions have been placed against the transfer of the shares.

4. On January 18, 2002, ANEC agreed to issue an aggregate of 25,162,346 shares of common stock to the holders of shares of common stock of Gothic on the basis that the Gothic shareholders would receive one share of ANEC common stock for each share of Gothic common stock held. The shares were agreed to be issued in reliance upon the exemption afforded by Section 3(a)(10) under the Securities Act.

         Upon petition of Gothic, the Supreme Court of British Columbia, at a hearing held on January 22, 2002, considered the fairness of the terms and conditions of the reorganization. All the security holders of Gothic were mailed a notice dated December 19, 2001 of the hearing and had the opportunity to appear. Upon finding that the terms of the transaction were fair, both procedurally and substantively, to the security holders of Gothic, the Court entered an order approving the reorganization pursuant to the provisions of
Section 192 of the Canada Business Corporations Act. The British Columbia Court was advised by Gothic in the petition presented to the Court before the hearing that American Natural Energy Corporation would rely on the exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(10) thereof in issuing its shares in exchange for the shares of Gothic.

         As part of the transaction, the outstanding warrants of Gothic to purchase 250,000 shares of common stock were exchanged into warrants to purchase 250,000 shares of ANEC on the same terms and conditions and the options to purchase shares of Gothic under its Stock Option Plan 2000 were exchanged for options to purchase shares of ANEC under its 2001 Stock Incentive Plan on the same terms and conditions.

5. On February 19, 2002, ANEC issued 37,500 shares to Stephen Kenwood, a former Director of Gothic, on exercise of a stock option. The shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the "Securities Act") by virtue of the exemption afforded by
Section 4(2) thereof. Such person purchased the shares for his own account, for investment and not with a view to the distribution of the shares. The certificate for the shares bears a restrictive legend and stop transfer instructions have been placed against the transfer of the shares.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our directors and officers are indemnified as provided by the Oklahoma General Corporation Act, Section 1031, and Article VIII of our By-laws.

         We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

                                    PART F/S
                                    --------

         The following financial statements are attached hereto beginning on page F-1.

                                      Item
                                      ----

                                                                            Page

Auditors Report                                                             F-1

Consolidated Balance Sheets as of December 31, 2001 and 2000                F-2

Consolidated Statements of Operations for the years ended
December 31, 2001 and December 31, 2000                                     F-3

Consolidated Statements of Changes in Shareholders' Equity for the
years ended December 31, 2001 and December 31, 2000                         F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 2001 and December 31, 2000                                     F-5

Notes to Consolidated Financial Statements                                  F-6

Consolidated Balance Sheets as of June 30, 2002 and
December 31, 2001 (unaudited)                                               F-20

Consolidated Statements of Operations for the three and six-month
periods ended June 30, 2002 and 2001 (unaudited)                            F-21

Consolidated Statements of Cash Flows for the three and six-month
periods ended June 30, 2002 and 2001 (unaudited)                            F-22

Notes to Consolidated Financial Statements (unaudited)                      F-23

                                    PART III
                                    --------

ITEM 1.  INDEX TO EXHIBITS

2.0 Second Amended Joint Plan of Reorganization Proposed by Couba Operating Company, American Natural Energy Corporation and Gothic Resources Inc. filed in the United States Bankruptcy Court, Western District of Oklahoma. Case No. 00-11837-W (Chapter 11)(1).
2.1 Order Confirming Plan, filed November 16, 2001 with U.S. Bankruptcy Court, Western District of Oklahoma(2)
3.1      Certificate of Incorporation of American Natural Energy Corporation)(1)
3.2      Certificate of Amendment filed March 23, 2001(2)
3.3      Certificate of Amendment filed December 20, 2001(2)
3.4      By-laws(1)
10.1     2001 Stock Incentive Plan(1)
10.2 Loan Agreement dated August 2, 2002 between Middlemarch Partners Limited and the Registrant (2)
10.3     Leasehold Acquisition and Development Agreement with The Wiser Oil
         Company(2)
10.4 Assignment of Oil, Gas and Mineral Lease dated April 8, 2002. [Louisiana State Lease](2)
10.5 Loan Agreement effective as of March 12, 2003 between Registrant and Bank One, N.A.(2)
10.6 Loan Agreement dated March 12, 2003 between Registrant and Quest Investment Corporation(2)
10.7.1 Production Payment Purchase and Sale Agreement between Registrant and TransAtlantic Petroleum (USA) Corp. dated March 10, 2003(2)
10.7.2 Production Payment Conveyance from Registrant to TransAtlantic Petroleum (USA) Corp. dated March 10, 2003(2)
10.7.3 Purchase and Exploration Agreement between Registrant and TransAtlantic Petroleum (USA) Corp. dated March 10, 2003(2)
16       Letter from KPMG LLP pursuant to Item 304(a)(3) of Regulation S-B(2)
21.0     Subsidiaries of the Registrant

                 NAME                        JURISDICTION OF ORGANIZATION
                 ----                        ----------------------------
         Gothic Resources Inc.             Canada Business Corporations Act

------------------------
(1) Filed August 12, 2002
(2) Filed with Amendment No. 1 to Form 10-SB

ITEM 2.  DESCRIPTION OF EXHIBITS

         Reference is made to Item 1 of Part III for a description of the exhibits filed with this registration statement.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AMERICAN NATURAL ENERGY CORPORATION

                                             By: /s/ Mike K. Paulk
                                                 -------------------------------
                                                 Mike K. Paulk, President

Date: July 18, 2003

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
AMERICAN NATURAL ENERGY CORPORATION

We have audited the consolidated balance sheets of AMERICAN NATURAL ENERGY CORPORATION (formerly Gothic Resources Inc.) as of December 31, 2001 and 2000 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in accordance with generally accepted accounting principles in the United States.


PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
March 8, 2002

AMERICAN NATURAL ENERGY CORPORATION
(formerly Gothic Resources Inc.)
Consolidated Balance Sheets
AS AT DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



                                                                2001              2000
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  $  1,117,295      $    444,363
Short-term investments                                               --         1,333,156
Accounts receivable                                             361,759            21,906
Interest receivable                                                  --            54,131
Prepaid expenses                                                 36,258             2,140
Marketable securities (note 3)                                3,032,644                --
                                                           ------------------------------
                                                              4,547,956         1,855,696
MARKETABLE SECURITIES (note 3)                                       --         4,538,793
UNPROVED OIL AND NATURAL GAS PROPERTIES (note 4)              8,093,031           937,572

COMPUTER EQUIPMENT AND OFFICE FURNITURE - net (note 5)           43,977             5,140
                                                           ------------------------------
                                                             12,684,964         7,337,201
                                                           ------------------------------
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                        789,655            53,579
Capital taxes payable                                            10,296             7,530
Current portion of long-term debt                             1,575,837                --
                                                           ------------------------------
                                                              2,375,788            61,109
DEFERRED INCOME TAXES                                           211,039           824,209
LONG-TERM DEBT (note 6)                                       2,182,500                --
                                                           ------------------------------
                                                              4,769,327           885,318
COMMITMENTS AND CONTINGENCIES (NOTE 8)

SHAREHOLDERS' EQUITY

COMMON STOCK (note 7)
Authorized
      100,000,000 shares with no par value

Issued
      25,162,346 (2000 - 13,962,346) shares                   9,659,652         6,170,657

DEFICIT                                                      (2,015,495)       (1,016,665)

ACCUMULATED OTHER COMPREHENSIVE INCOME                          271,480         1,297,891
                                                           ------------------------------
                                                              7,915,637         6,451,883
                                                           ------------------------------
                                                             12,684,964         7,337,201
                                                           ------------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

AMERICAN NATURAL ENERGY CORPORATION
(formerly Gothic Resources Inc.)
Consolidated Statements of Operations
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                               2001              2000

INCOME
Interest income                                                           $     64,121      $     98,024
                                                                          ------------------------------
EXPENSES
General and administrative                                                     650,134           375,859
Impairment of oil and natural gas properties                                   572,705                --
Interest and bank charges                                                        7,932             1,588
(Gain) loss on sale of marketable securities                                   (77,487)           57,058
Foreign exchange (gain) loss                                                   (90,333)           15,231
Exploration costs                                                                   --            78,710
                                                                          ------------------------------
                                                                             1,062,951           528,446
                                                                          ------------------------------
NET LOSS                                                                      (998,830)         (430,422)
                                                                          ------------------------------
OTHER COMPREHENSIVE INCOME (LOSS) - net of tax
Unrealized loss on marketable securities arising during the year              (599,519)       (1,506,987)
Foreign exchange translation loss                                             (349,405)          (73,396)
Reclassification adjustment for (gains) losses included in net income          (77,487)           57,058
                                                                          ------------------------------
OTHER COMPREHENSIVE LOSS                                                    (1,026,411)       (1,523,325)
                                                                          ------------------------------
COMPREHENSIVE LOSS                                                          (2,025,241)       (1,953,747)
                                                                          ------------------------------
BASIC AND DILUTED LOSS PER SHARE                                                 (0.05)            (0.03)
                                                                          ------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - basic and diluted           19,162,346        13,899,846
                                                                          ------------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

AMERICAN NATURAL ENERGY CORPORATION
Consolidated Statements of Changes in Shareholders' Equity
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                                                     OTHER
                                                                                                     COMPRE-            TOTAL
                                                       COMMON STOCK                                  HENSIVE           SHARE-
                                                 ---------------------------                         INCOME            HOLDERS'
                                                  SHARES            AMOUNT           DEFICIT        (LOSS)(A)           EQUITY
BALANCE - DECEMBER 31, 1999                      13,812,346      $ 6,122,545      $  (586,243)     $ 2,821,216      $ 8,357,518
Exercise of stock options                           150,000           48,112               --               --           48,112
Decrease in unrealized gain on
      marketable securities                              --               --               --       (1,506,987)      (1,506,987)
Reclassification adjustment for
      (gains) losses included in net income                                                             57,058           57,058
Foreign exchange translation gain (loss)                 --               --               --          (73,396)         (73,396)
Net loss (total comprehensive loss
      of $1,953,747)                                     --               --         (430,422)              --         (430,422)
                                                 ------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 2000                      13,962,346        6,170,657       (1,016,665)       1,297,891        6,451,883
Exercise of stock options                           200,000           62,994               --               --           62,994
Acquisition of subsidiary                         1,000,000          325,000               --               --          325,000
Private placement                                10,000,000        3,101,001               --               --        3,101,001
Decrease in unrealized gain on
      marketable securities                              --               --               --         (599,519)        (599,519)
Reclassification adjustment for
      (gains) losses included in net income                                                            (77,487)         (77,487)
Foreign exchange translation gain (loss)                 --               --               --         (349,405)        (349,405)
Net loss (total comprehensive loss
      of 2,025,241)                                      --               --         (998,830)              --         (998,830)
                                                 ------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 2001                      25,162,346        9,659,652       (2,015,495)         271,480        7,915,637
                                                 ------------------------------------------------------------------------------


--------------------------------


  (A) Accumulated other comprehensive income at
  December 31:
                                                                                     2000               2001
                                                                                ---------------    --------------
  Foreign exchange translation gain (loss)                                         (184,120)          (533,525)

  Unrealized gain on marketable securities                                        1,482,011            805,005
                                                                                ---------------    ---------------
                                                                                 $1,297,891           $271,480
                                                                                ===============    ===============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

AMERICAN NATURAL ENERGY CORPORATION
(formerly Gothic Resources Inc.)
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                                    2001             2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                       $  (998,830)     $  (430,422)
Adjustments to reconcile net loss to net cash used in operating activities
      Depreciation                                                                   4,006            1,438
      (Gain) loss on sale of marketable securities                                 (77,487)          57,058
      Write-off of accounts receivable                                              20,426               --
      Impairment of oil and gas properties                                         572,705               --
      Other                                                                          4,660               --
      Marketable securities received in settlement of interest                          --          (18,987)
Change in operating assets and liabilities
      Accounts receivable                                                         (359,914)          23,514
      Interest receivable                                                           52,446           15,053
      Prepaid expenses                                                             (35,096)          (2,162)
      Accounts payable and accrued liabilities and capital taxes payable           550,641           43,263
                                                                               ----------------------------
NET CASH USED IN OPERATING ACTIVITIES                                             (266,443)        (311,245)
                                                                               ----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments                                                           1,291,656          387,730
Acquisition and development of unproved oil and natural gas properties          (1,257,148)         (23,769)
Purchase of computer equipment and office equipment                                     --           (2,509)
Purchase of derivative instruments                                                 (15,038)              --
Purchase of marketable securities                                                 (110,527)        (195,246)
Proceeds on sale of marketable securities                                          207,970          169,781
Acquisition of subsidiary                                                          126,924               --
Acquisition of Couba                                                            (2,120,686)              --
                                                                               ----------------------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                             (1,876,849)         335,987
                                                                               ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock  for cash                                              3,163,995           48,112
Payment of notes payable                                                          (200,000)              --
                                                                               ----------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        2,963,995           48,112
                                                                               ----------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           (147,771)         (36,933)

INCREASE IN CASH AND CASH EQUIVALENTS                                              672,932           35,921

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                      444,363          408,442
                                                                               ----------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                          1,117,295          444,363
                                                                               ----------------------------
SUPPLEMENTAL INFORMATION
Income taxes paid                                                                       --               --
Interest paid                                                                        1,413               --

NON-CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities received on settlement of debt                                    --          138,870
Common Stock issued for acquisition of subsidiary                                  325,000               --
Debt and other liabilities assumed in connection with acquisitions               4,161,887               --




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


1     SIGNIFICANT ACCOUNTING POLICIES

      Gothic Resources, Inc. ("Gothic") was formed by amalgamation on July 9, 1991 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on August 1, 1991. Gothic is engaged in the acquisition and exploration of oil and gas properties and in prior years, investing in companies that have similar operations. The Company's oil and gas properties are located in Oklahoma, Texas and Louisiana. To date the Company has not been successful in its exploration activities, but has realized significant gains (losses) on its investments.

      In December 2001, Gothic entered into an arrangement (the "Arrangement") under Section 192 of the Canada Business Corporation Act with its subsidiary, American Natural Energy Corporation (ANEC), whereby all of the shareholders will exchange their common shares in the capital of Gothic for common shares in the capital of ANEC and Gothic became a wholly owned subsidiary of ANEC and the former shareholders of Gothic will become shareholders of ANEC. ANEC and its wholly-owned subsidiary Gothic are referred to as the Company.

      This arrangement was subject to approval of shareholders, the securities commissions and the British Columbia Supreme Court. These approvals were obtained subsequent to year-end.

      CONSOLIDATION

      The consolidated financial statements include the accounts of Gothic and its wholly owned subsidiary, ANEC, from its acquisition on July 11, 2001 (note 2). All intercompany accounts and transactions are eliminated in consolidation.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less at the time of acquisition.

      MARKETABLE SECURITIES

      Investments are accounted for under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). Under SFAS No. 115, the Company classifies its investment securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity are those debt securities, which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2001 and 2000, the Company's marketable securities are all categorized as available-for-sale. Securities that are classified as available-for-sale are stated at fair value as determined by quoted market prices. Unrealized holding gains and losses are excluded from current earnings and are included in comprehensive income, net of taxes, in a separate component of stockholders' equity until realized. At December 31, 2001 and 2000, the fair value of the marketable securities totalled $3,032,644 and $4,538,793, respectively.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      In computing realized gains and losses on the sale of marketable securities, the cost of the marketable securities sold is determined using the average cost of the securities at the time of sale.

      UNPROVED OIL AND NATURAL GAS PROPERTIES

      The Company follows the full cost method of accounting for oil and natural gas properties. The Company defers the costs of exploring for and developing oil and natural gas reserves until such time as the properties are placed into production or abandoned. At that time, the deferred costs are amortized on a unit-of-production basis or written off, unless the properties are a component of a full-cost pool that has proved reserves attributed to it. Such costs include land acquisition costs, geological and geophysical costs, cost of drilling wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

      The capitalized costs are not subject to depletion until production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs which are unlikely to be recovered in the future, they are written off.

      All of the Company's exploration and development activities are conducted jointly with others and, accordingly, these financial statements reflect only the company's proportionate interest in such activities.

      The Company is in the process of exploring its oil and natural gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and natural gas properties is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying oil and gas leases, the ability of the Company to obtain necessary financing to complete their exploration and development, and future profitable production or sufficient proceeds from the disposition thereof.

      COMPUTER EQUIPMENT AND OFFICE FURNITURE

      Computer equipment and office furniture is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. The ranges of estimated useful lives for financial reporting are as follows:

           Computer equipment                             3 - 4 years
           Office furniture                                   5 years

      When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      DERIVATIVE FINANCIAL INSTRUMENTS

      The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
      133), as amended by SFAS Nos. 137 and 138. These statements require that every derivative instrument be recorded on the balance sheet as either an asset or liability measured by its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (only certain types of hedge transactions are reported as a component of other comprehensive income). Additionally, for all hedge transactions the nature and type of hedge is disclosed.

      FOREIGN EXCHANGE AND CURRENCY TRANSLATION

      The Company's functional and reporting currency is the U.S. dollar. Transactions denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Exchange gains or losses on transactions are included in earnings.

      The results of operations are translated from local currencies into U.S. dollars using average exchange rates during each period; assets and liabilities are translated using exchange rates at the end of each period. Adjustments resulting from the translation process are reported in a separate component of stockholders' equity, and are not included in the determination of the results of operations.

      REVENUE RECOGNITION

      Revenues from the sale of oil and natural gas produced will be recognized upon the passage of title, net of royalties and net profits royalty interests. Revenues from natural gas production will be recorded using the sales method, net of royalties and net profits interests, which may result in more or less than the Company's share of pro-rata production from certain wells. When sales volumes exceed the Company's entitled share and the overproduced balance exceeds the Company's share of the remaining estimated proved natural gas reserves for a given property, the Company will record a liability. The Company's policy is to expense the pro-rata share of lease operating costs from all wells as incurred.

      Interest income on cash and marketable securities is recognized as earned.

      INCOME TAXES

      The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

      Income taxes and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A significant area requiring the use of estimates is assessing the recoverability of capitalized petroleum and natural gas property costs. Actual results could differ from those estimates.

      EARNINGS (LOSS) PER SHARE

      Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average number of shares outstanding during the period (the denominator). The computation of diluted earnings per share is the same as for basic earnings per share except the denominator is increased to include the weighted average additional number of shares that would have been outstanding if previously granted stock options had been exercised unless they are anti-dilutive. As of December 31, 2001 and 2000, there were 1,987,500 and 500,000 shares available for issuance pursuant to the exercise of previously granted stock options, respectively. At December 31, 2001, 250,000 warrants were also outstanding. Due to losses in 2001 and 2000, the options and warrants were excluded from the calculation of diluted earnings per share as they were anti-dilutive.

      COMPREHENSIVE INCOME (LOSS)

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to report net income (loss) as a component of comprehensive income (loss) in the financial statements. Comprehensive income (loss) is defined as the change in equity of a business enterprise arising from non-owner sources. The classifications of comprehensive income (loss) under current accounting standards include foreign currency items and unrealized gains and losses on certain investments in equity securities.

      STOCK-BASED COMPENSATION

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", (APB No. 25) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS No.
      123). Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and rateably for future services over the option-vesting period.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" (EITF 96-18). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

      NEW PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the Consolidated Balance Sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

      Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company believes that the impact of adopting SFAS No. 144 on January 1, 2002 will not be significant on its financial position or results of operations.

2     BUSINESS COMBINATION

      ACQUISITION OF ANEC

      Effective July 11, 2001, Gothic acquired 100% of the outstanding common shares of ANEC in exchange for the issuance of 1,000,000 shares of Gothic at a value of $325,000 and assumption of $200,000 of notes payable to officers/shareholders of ANEC. ANEC had no operations and its major assets were accumulated costs relating to undeveloped oil and gas properties.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      The fair value of the assets of American Natural Energy Corporation at the date of acquisition was as follows:



           Cash                                               $ 126,924
           Oil and gas prospects                                398,076
                                                             -------------

                                                                525,000
           Liabilities assumed                                  200,000
                                                             -------------

                                                                325,000
                                                             -------------

      The acquisition has been accounted for by the purchase method with the results of operations, mainly general and administrative expenses, being consolidated with those of Gothic, effective July 11, 2001.

      ACQUISITION OF COUBA

      Effective December 31, 2001, ANEC acquired all of the assets and capital stock of Couba Operating Company (Couba) in connection with the bankruptcy proceedings. The ANEC/Couba Reorganization Plan was confirmed by the U.S. Bankruptcy Court for the Western District of Oklahoma on November 16, 2001. Couba was petitioned into bankruptcy in March 2000. The proceedings against Couba were converted to Chapter 11 proceedings in April 2000 and Couba has continued operations as debtor in possession since that time. The statutory appeal period following the confirmation of the ANEC/Couba Plan has passed with no appeals.

      Couba's principal asset is the Bayou Couba Lease under which Couba holds a working interest in approximately 1,319.991 gross acres located in St. Charles Parish, Louisiana. There are approximately 58 well bores of varying depths located on the Bayou Couba Lease. Since Couba entered into bankruptcy, there has only been nominal production from some of the wells. Preliminary engineering evaluations did not assign any proved reserves to the acquired leasehold. The other Couba assets include an interest in two non-producing oil and gas wells located on the Waterford Lease, which adjoins the Bayou Couba Lease, approximately five other oil and gas properties in Oklahoma, interest in a gathering system located on the Bayou Couba Lease, an interest in production facilities and other equipment, geological data, well logs, 3-D seismic information and other information related to the Bayou Couba Lease and surrounding lands.

      The aggregate purchase price for the Couba capital stock and assets consisted of $2,120,686 of cash, assumption of $3,758,337 bank debt ($1,575,837 due during 2002), assumption of $203,550 of other liabilities payable during the next year and $4,919,450 of contingently payable net profits interest from future production of the properties. The Company has also agreed to assign to the former equity holders of Couba a 25% reversionary interest in wells on the Bayou Couba lease acquired by the Company after the properties repay 200% of the costs of bankruptcy, drilling, development and field operations. The Company has also agreed to expend up to $1.1 million to restore existing wells on the property to production. Both parties have not yet finalized the bank debt; however, management believes that it will be finalized during mid-fiscal 2002. Below is a preliminary allocation of the purchase price to the assets acquired and liabilities assumed.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      ASSETS ACQUIRED
         Furniture and fixtures                             $   10,000
         Undeveloped leasehold                               6,072,573
                                                            ----------

                                                             6,082,573
                                                            ----------


      Cash paid                                              2,120,686
      LIABILITIES ASSUMED
          Bank debt                                          3,758,337
          Other liabilities                                    203,550
                                                            ----------
                                                             6,082,573
                                                            ----------


3     MARKETABLE SECURITIES

      Marketable securities at December 31, 2001 and 2000 were as follows:

                                                       NUMBER OF
                                                         COMMON                         UNREALIZED       CARRYING/
                                                         SHARES           COST          GAIN (LOSS)    MARKET VALUE
           DECEMBER 31, 2001
           First Calgary Petroleum Ltd. (FCP)          7,870,419(1)    $1,869,494       $1,095,234      $2,964,728
           T & H Resources Ltd. (T&H)                  2,704,473          232,268         (164,352)         67,916
                                                                       -------------------------------------------
                                                                        2,101,762          930,882       3,032,644
                                                                       -------------------------------------------
           DECEMBER 31, 2000
           First Calgary Petroleum Ltd.                8,004,418        1,986,245        2,282,155       4,268,400
           T & H Resources Ltd.                        2,704,473          246,605           23,788         270,393
                                                                       -------------------------------------------
                                                                        2,232,850        2,305,943       4,538,793
                                                                       -------------------------------------------



      (1) These shares were sold subsequent to year end for net proceeds of $2.4 million.

      In addition, at December 31, 2001 the company has:

      o 17,487 warrants of T & H Resources Ltd. which are each exercisable into one common share of T & H at CA$0.20 per share and expire on January 16, 2002. These warrants expired without being exercised.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      o 400,000 (2000 - nil) warrants of FCP. Each FCP warrant is exercisable into one common share of FCP at CA$0.65 per share and expire on March 23, 2002. On January 7, 2002, the company exercised 400,000 FCP warrants for $163,600 (CA$260,000).

          The estimated fair value at acquisition of the warrants was $15,038 and the estimated fair value as at December 31, 2001 was $10,378. The change in fair value of $4,660 was recorded in interest and bank charges.

4     OIL AND NATURAL GAS PROPERTY

      The following summarizes exploration expenditures during the year ended December 31, 2000 and 2001 and accumulated costs in respect of mineral properties owned, leased or under option.

                                  DECEMBER 31,         ADDITIONS         DECEMBER 31,             ADDITIONS           DECEMBER 31,
                                      1999                                   2000               (WRITE-OFFS)            2001
    Property
       South Fort
       Stockton, Texas
          Acquisition                249,472                 --              249,472             (249,472)                  --
          Exploration                664,331             23,769              688,100             (323,233)             364,867
       Louisiana
          Couba Acquisition               --                 --                   --
             (note 2)
                                                                                                6,072,573            6,072,573
          Other Unproved                  --                 --                   --
             Property                                                                           1,655,591            1,655,591
             Acquisitions
                                ---------------------------------------------------------------------------------------------------
                                     913,803             23,769              937,572            7,155,459            8,093,031
                                     =======             ======              =======            =========            =========


      During the year, the Company wrote down its interest in the South Fort Stockton Well to estimated net recoverable value as testing of the well did not yield commercial quantities of gas.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


5     PROPERTY, PLANT AND EQUIPMENT

                                                           2001        2000

      Computer equipment                                $ 43,133    $ 10,712
      Office furniture                                    15,107       4,686
                                                        ---------------------

                                                          58,240      15,398
      Less:  Accumulated depreciation                    (14,263)    (10,258)
                                                       ----------------------
                                                          43,977       5,140
                                                       ----------------------


6     LONG-TERM DEBT

      As part of the ANEC/Couba Reorganization Plan (see note 2), the Company will enter into a $3,758,337 note payable to Bank One. The note will be amortized based on a five year period with the balance due at the end of the third year, and payments of principal and interest will be made quarterly. Interest under the note will be computed at Bank One prime plus 2% during the first year and Bank One prime plus 3% thereafter. The Company and Bank One have agreed that the Company will not be required to make any payments on the debt until both parties have finalized and executed the loan document. The note is collateralized by all the assets acquired from Couba

      Management anticipates the maturities to be as follows:


           2002                                      $1,575,837
           2003                                         450,000
           2004                                       1,732,500
                                                     ----------
                                                      3,758,337
                                                     ----------



7     STOCK OPTIONS AND WARRANTS

      In 2000, Gothic adopted a new stock option plan. Under the plan agreement, the Board could authorize the issuance of options to directors, officers and service providers of Gothic and its subsidiaries. The option price could not be less than the discounted market price, as allowed by the TSX Venture Exchange, on the grant date. The expiration date for each option was set by the Board at the time of issuance and could not be more than 5 years after the grant date. The maximum number of shares that could be issued was 2,000,000 shares. The number of shares issuable to any one optionee under the plan could not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The following table summarizes these options:

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                   Options              Weighted Average      Weighted Average
                                                                                         Exercise Price        Exercise Price
                                                                                            (in CA$)              (in US$)
                                                          --------------------------- ---------------------- -------------------
    Outstanding at December 31, 1999                               500,000                  $  .48                  $  .33
         Granted                                                   150,000                  $  .70                  $  .47
         Forfeited                                                      --                      --
         Exercised                                                (150,000)                 $  .48                  $  .33
                                                                 ---------                  ------                  ------

    Outstanding at December 31, 2000                               500,000                  $  .55                  $  .37
         Granted                                                 2,100,000                  $  .50                  $  .32
         Forfeited                                                (412,500)                 $  .49                  $  .31
         Exercised                                                (200,000)                 $  .48                  $  .31
                                                                 ---------                  ------                  ------

    Outstanding at December 31, 2001                             1,987,500(1)               $  .52                  $  .33
                                                                 ---------                  ------                  ------


      (1) Due to net losses in 2001 and 2000, the outstanding options, which are potentially dilutive securities, were not included in the calculation of diluted earnings per share.

      During 2001, the Company issued 250,000 warrants to a broker in connection with its private placement of 10,000,000 shares of common stock. These warrants entitle the broker to purchase 250,000 common shares of the Company at a price of $.33 per share for a period of one year, expiring in July 2002.

      Of the 1,987,500 outstanding options under the Stock Option Plan, 300,000 options were granted to outside consultants with an estimated fair value of $63,000 which is being amortized over the three year service period. Additionally, of the 1,987,500 outstanding options under the Stock Option Plan at December 31, 2001, 1,837,500 options with an exercise price of $.32 and 150,000 options with an exercise price of $.47 had weighted average remaining contractual lives of 4.92 years and 3.33 years, respectively. Of the outstanding options, 131,250 were exercisable at year end 2001.

      In 2001, the Board of Directors approved the 2001 Stock Incentive Plan, (approved by the shareholders in January 2002), which is comprised of a Discretionary Option Grant Program, a Salary Investment Option Grant Program, a Stock Issuance Program, an Automatic Option Grant Program, and a Director Fee Option Grant. The maximum number of shares of Common Stock initially reserved for issuance over the term of the 2001 Stock Incentive Plan shall not exceed 5,000,000 shares. The 2001 Stock Incentive Plan terminates upon the earliest of (i) December 14, 2011, (ii) the date on which all shares available for issuance under the plan have been issued as fully-vested shares, or (iii) the termination of all outstanding options in connection with a change in control.

      Under the Discretionary Option Grant Program, the Plan Administrator will fix the exercise price per share at the time of the grant. No option will have a term in excess of ten years measured from the option grant date. As of December 31, 2001, there were no options outstanding under the Discretionary Option Grant Program.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      Under the Salary Investment Option Grant Program, the exercise price per share will be thirty-three and one-third percent of the fair market value per share of the common stock on the option grant date. The options will become exercisable in a series of twelve successive equal monthly instalments upon the completion of each calendar month of service in the calendar year for which the salary reduction is in effect. Each option will have a maximum term of ten years measured from the option grant date. As of December 31, 2001, there were no options granted under the Salary Investment Option Grant Program.

      The plan administrator will fix the purchase price per share of common stock under the Stock Issuance Program. The plan administrator may issue shares that are fully and immediately vested upon issuance or which are to vest in one or more instalments over the participant's period of service or upon attainment of specified performance objectives. As of December 31, 2001, there were no options outstanding under the Stock Issuance Program.

      Under the Automatic Option Grant Program, each individual who is first elected or appointed as a non-employee Board member at any time after February 1, 2002 shall automatically be granted, on the date of initial election or appointment, a Non-Statutory Option to purchase 50,000 shares of common stock, provided that the individual has not previously been employed by the Company or any parent or subsidiary. On the date of each Annual Stockholders Meeting held after January 1, 2001, each individual who is to continue to serve as a non-employee Board Member will automatically be granted a Non-Statutory Option to purchase 5,000 shares of common stock, provided, commencing January 1, 2003, the individual has served as a non-employee Board member for at least 6 months. The exercise price under this plan will be the fair market value of the common stock on the option grant date. Each option shall be immediately exercisable for any or all option shares. However, any shares purchased under the option shall be subject to repurchase by the Company, at the exercise price paid, upon the optionee's cessation of Board service prior to vesting in those shares. Each initial 50,000 share option will vest, and the Company's repurchase right will lapse, in a series of three successive equal annual instalments upon the optionee's completion of each year of Board service over a three-year period measured from the grant date. Each annual 5,000 share option will vest, and the Company's repurchase right will lapse, upon the optionee's completion of one year of Board service measured from the grant date. As of December 31, 2001, there were no options outstanding under the Automatic Option Grant Program.

      The Board has the authority to implement the Director Fee Option Grant Program as of the first day of any calendar year. Upon the implementation of the Director Fee Option Grant Program, each non-employee Board member may elect to apply all or any portion of the annual retainer fee otherwise payable in cash for his or her service on the Board to the acquisition of a special option grant. As of December 31, 2001, there were no options outstanding under the Director Fee Option Grant Program.

      The Company applies SFAS No. 123, "Accounting for Stock Based Compensation." While SFAS No. 123 encourages entities to adopt the fair value based method of accounting for their stock-based compensation plans, the Company has elected to continue to utilize the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense has been recognized for this stock-based compensation plan for any grants to individuals who do not meet the definition of employee. Had compensation cost for the 2000 Stock Incentive Plan been determined based upon the fair value at the grant date for awards under the plans, consistent with the methodology prescribed under SFAS No. 123, the Company's 2001 and 2000 net loss would have been increased by approximately $117,000 and $34,300, respectively. There was no effect on the loss per share for 2001 and 2000. The fair

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


      value of the options granted during 2001 and 2000 were $459,000, and $58,500, respectively, on the dates of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                             2001               2000
                                                         ------------------------------
                   Weighted average life, in years            5.00               5.00
                   Risk-Free interest rate               4.54 to 4.98%           6.56%
                   Expected volatility                       115.6%             117.35%
                   Expected Dividend Rate                     None               None




8     LEASES

      The Company rents office space under long-term operating leases that expire through 2004. The following is a schedule by year of future minimum lease payments required under the operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2001:


           Year ending December 31
                2002                                   $ 52,687
                2003                                     53,740
                2004                                     15,167
                                                       --------
                                                        121,594
                                                       --------

      Rent expense on all operating leases amounted to approximately $12,908 in 2001. There was no rent expense in 2000.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


9     RELATED PARTY TRANSACTIONS

      The Company was charged the following amounts by companies controlled by directors of the Company or companies with common directors:

                                                    2001       2000

             REVENUE
             Interest                             $    --     $ 6,766

             EXPENSES
             Management services                   44,415      45,412
             Office administration                 19,530      17,981
             Rent                                      --      11,718

      Related party balances included in the balance sheets of the Company, including balances with companies controlled by directors of the Company or with companies that have common directors, are as follows:

                                                   2001           2000

                    Accounts receivable        $       --     $      418
                    Interest receivable                --         19,926
                    Marketable securities       3,032,644      4,538,793
                    Accounts payable                7,239             --

      During the year ended December 31, 2001, two directors of the company lent $100,000 each to the Company. Each promissory note accrues interest at a rate of 6% per annum. Principal and interest are due and payable on May 31, 2002. In July 2001, the Company repaid the outstanding loan and accrued interest.

      Refer also to note 3.

                       AMERICAN NATURAL ENERGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


10    INCOME TAXES

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

                                                         2001           2000

           DEFERRED TAX ASSETS

             Non-capital loss carry-forwards          $ 245,945      $ 164,241
             Property, plant and equipment                2,511          1,335
             Exploration and development expenses       354,766        122,848
                                                      ---------      ---------

                                                        603,222        288,424
             Valuation allowance                       (603,222)      (288,424)
                                                      ---------      ---------
                                                             --             --
                                                      ---------      ---------
             DEFERRED TAX LIABILITIES
             Marketable securities                      211,039        824,209
                                                      ---------      ---------

      As at December 31, 2001, the company has Canadian non-capital loss carry-forwards for income tax purposes of approximately $551,200 that are available to reduce future taxable income, if any, through 2008.

      Because the Company has not yet finalized its analysis of the assets acquired and liabilities assumed, including the determination of deferred tax assets and liabilities, in connection with the Couba acquisition, the table above does not include the tax effect of temporary differences from the assets and liabilities of the Company's U.S. subsidiary.

11    SUBSEQUENT EVENTS

      As part of the Arrangement disclosed in note 1, the Company's stated capital will be reduced by its accumulated deficit of $2,015,495. This transaction has been accounted for as a quasi-reorganization.

AMERICAN NATURAL ENERGY CORPORATION
Condensed Consolidated Balance Sheets (Unaudited)
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

                                                                                      JUNE 30,      DECEMBER 31,
                                                                                          2002              2001
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                         $    130,985      $  1,117,295
Accounts receivable - net                                                              156,692           361,759
Prepaid expenses                                                                        68,543            36,258
Marketable securities                                                                  363,934         3,032,644
                                                                                  ------------      ------------
                                                                                       720,154         4,547,956
UNPROVED OIL AND NATURAL GAS PROPERTIES                                             12,051,274         8,093,031

COMPUTER EQUIPMENT AND OFFICE FURNITURE, net of accumulated
      depreciation of $10,970 and $14,263                                              199,716            43,977
                                                                                  ------------      ------------
                                                                                    12,971,144        12,684,964
                                                                                  ------------      ------------
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                             2,100,094           789,655
Taxes payable                                                                            2,571            10,296
Current portion of long-term debt                                                    1,575,837         1,575,837
                                                                                  ------------      ------------
                                                                                     3,678,502         2,375,788
DEFERRED INCOME TAXES                                                                       --           211,039

LONG-TERM DEBT                                                                       2,182,500         2,182,500
                                                                                  ------------      ------------
                                                                                     5,861,002         4,769,327
                                                                                  ------------      ------------
SHAREHOLDERS' EQUITY

COMMON STOCK
Authorized
      100,000,000 shares with par value of $0.01 (December 2001 -
           100,000,000 shares with no par value)

Issued
      25,199,846 (2001 - 25,162,346) shares                                            251,998         9,659,652

ADDITIONAL PAID-IN CAPITAL                                                           7,427,503                --

ACCUMULATED DEFICIT                                                                         --        (2,015,495)

RETAINED DEFICIT - beginning January 1, 2002                                          (609,076)               --

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME                                           39,717           271,480
                                                                                  ------------      ------------
                                                                                     7,110,142         7,915,637
                                                                                  ------------      ------------
                                                                                    12,971,144        12,684,964
                                                                                  ------------      ------------

              The accompanying notes are an integral part to these
                       consolidated financial statements.

AMERICAN NATURAL ENERGY CORPORATION
Condensed Consolidated Statements of Operations (Unaudited)
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



                                                       THREE MONTHS ENDED            SIX MONTHS ENDED
                                                            JUNE 30                       JUNE 30

                                                       2002           2001           2002           2001
INCOME
Oil and gas revenue                                $    2,831     $       --     $    2,831     $       --
Interest income and other                               3,231         18,718        166,593         38,985
                                                   ----------     ----------     ----------     ----------
                                                        6,062         18,718        169,424         38,985
EXPENSES
Lease operating expense                                24,941             --         34,181             --
General and administrative                            362,844         92,229        740,825        121,343
Interest and bank charges                               3,008            165          3,008            358
Foreign exchange loss (gain)                          377,595            638        281,224             25
Loss on sale of fixed asset                             3,280             --          3,280             --
(Gain) loss on sale of marketable securities               --            183       (284,018)         4,999
                                                   ----------     ----------     ----------     ----------
                                                      771,668         93,215        778,500        126,725
                                                   ----------     ----------     ----------     ----------
NET (LOSS)                                           (765,606)       (74,497)      (609,076)       (87,740)
                                                   ----------     ----------     ----------     ----------

OTHER COMPREHENSIVE (LOSS) INCOME - net of tax
Unrealized gain (loss) arising during the year        162,864        (30,328)      (261,321)       407,499
Foreign exchange translation                          378,895       (138,431)       242,490       (302,641)
Reclassification adjustment for (gains) losses
      included in net income                               --             --       (212,933)            --
                                                   ----------     ----------     ----------     ----------
OTHER COMPREHENSIVE (LOSS) INCOME                     541,759       (168,759)      (231,764)       104,858
                                                   ----------     ----------     ----------     ----------
COMPREHENSIVE (LOSS) INCOME                          (223,847)      (243,256)      (840,840)        17,118
                                                   ----------     ----------     ----------     ----------
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE              (.03)          (.01)          (.02)          (.01)
                                                   ----------     ----------     ----------     ----------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
      basic and diluted                            25,199,846     14,107,902     25,187,552     14,085,124
                                                   ----------     ----------     ----------     ----------


              The accompanying notes are an integral part to these
                       consolidated financial statements.

AMERICAN NATURAL ENERGY CORPORATION
Condensed Consolidated Statements of Cash Flows (Unaudited)
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
-------------------------------------------------------------------------------

(expressed in U.S. dollars)




                                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                       JUNE 30,                       JUNE 30,
                                                                  2002           2001           2002           2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)                                                   $  (765,606)   $   (74,497)   $  (609,076)   $   (87,740)
Items not involving cash
      Depreciation                                                 5,905            239          8,905            582
      Foreign exchange loss                                      377,595             --        281,224             --
      Non-cash compensation expense                               23,625             --         23,625             --
      Loss on sale of fixed asset                                  3,280             --          3,280             --
      (Gain) loss on sale of marketable securities                    --          4,999       (284,018)         4,999
Change in operating working capital items
      Accounts receivable                                         (7,410)       (19,221)       205,067        (23,545)
      Prepaid expenses                                           (56,816)        (4,384)       (32,285)        (5,117)
      Accounts payable and accrued liabilities and capital
           taxes payable                                         588,270         (6,271)     1,168,237        (43,748)
                                                             -----------    -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES              168,843        (99,135)       764,959       (154,569)
                                                             -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and development of oil and gas properties            (1,579,699)            --     (3,823,766)            --
Purchase of computer equipment and office equipment              (91,092)            --       (167,924)            --
Purchase of marketable securities                                     --       (214,000)      (163,600)      (214,000)
Proceeds on sale of marketable securities                             --         96,602      2,439,905         96,602
                                                             -----------    -----------    -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                         (1,670,791)      (117,398)    (1,715,385)      (117,398)
                                                             -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock  for cash                                   --         31,282         11,719         62,510
                                                             -----------    -----------    -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             --         31,282         11,719         62,510
                                                             -----------    -----------    -----------    -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                           (3,717)       125,355        (47,603)       (13,077)
                                                             -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (1,505,665)       (59,896)      (986,310)      (222,534)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                1,636,650        281,725      1,117,295        444,363
                                                             -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD                        130,985        221,829        130,985        221,829
                                                             -----------    -----------    -----------    -----------
NON CASH OPERATING ACTIVITIES
Capitalized interest included in unproved properties              68,170             --        134,477             --
                                                             -----------    -----------    -----------    -----------



              The accompanying notes are an integral part to these
                       consolidated financial statements.

AMERICAN NATURAL ENERGY CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2002 and 2001
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


1     SIGNIFICANT ACCOUNTING POLICIES

      The accounting policies and methods followed in preparing these consolidated financial statements are those used by American Natural Energy Corporation (the company) as set out in the December 31, 2001 audited consolidated financial statements. However, the unaudited consolidated financial statements for the three-months and six-month periods ended June 30, 2002 and 2001 do not conform in all respects to the disclosure and information that is required for annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the company.

      In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. Operating results for the three-month and six-month periods ended June 30, 2002 are not indicative of the results that may be expected for the full year ended December 31, 2002.

2     EARNINGS (LOSS) PER SHARE

      Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average number of shares outstanding during the period (the denominator). The computation of diluted earnings per share is the same as for basic earnings per share except the denominator is increased to include the weighted average additional number of shares that would have been outstanding if previously granted stock options had been exercised unless they are anti-dilutive.

      The numerators and denominators used in calculating basic and diluted earnings per share were as follows:

                                     THREE MONTHS ENDED                SIX MONTHS ENDED
                                          JUNE 30,                         JUNE 30,
                                    2002 (1)      2001 (2)         2002 (1)         2001 (2)
           Numerator - net
      income (loss)
               Basic              $(765,606)    $(74,497)        $(609,076)        $(87,740)
               Diluted             (765,606)     (74,497)         (609,076)         (87,740)

AMERICAN NATURAL ENERGY CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
June 30, 2002 and 2001
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

                                     THREE MONTHS ENDED                SIX MONTHS ENDED
                                          JUNE 30,                         JUNE 30,
                                    2002 (1)      2001 (2)         2002 (1)         2001 (2)

           Denominator -
            weighted average
            number of shares
            outstanding

               Basic             25,199,846   14,107,902        25,187,552       14,085,024
               Diluted           25,199,846   14,107,902        25,187,552       14,085,024



          (1) Does not include 1,950,000 outstanding potentially dilutive options and warrants at a weighted average price of $.33 per share due to the net loss.

          (2) Does not include 450,000 outstanding potentially dilutive options at a weighted average price of $.37 per share due to the net loss.

3     REORGANIZATION

      On January 18, 2002, the shareholders of Gothic Resources, Inc. (Gothic) approved an arrangement under Section 192 of the Canada Business Corporation Act with its subsidiary, American Natural Energy Corporation
      (ANEC), whereby all of the Gothic shareholders exchanged their shares of common stock for shares of common stock of ANEC and Gothic became a subsidiary of ANEC. On that date, the shareholders also approved the reduction of the stated capital of Gothic by the amount of the accumulated deficit of $2,015,495. This transaction has been accounted for as a quasi-reorganization.